As filed with the Securities and Exchange Commission on
                   March 19, 2004 Registration No. 333-13950
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     --------------------------------------

                       POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM F-6
                          REGISTRATION STATEMENT UNDER
         THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                              BANCO BRADESCO S.A.
   (Exact name of issuer of deposited securities as specified in its charter)

              ---------------------------------------------------

                                 BANK BRADESCO

                  (Translation of issuer's name into English)

              ----------------------------------------------------

                         Federative Republic of Brazil
           (Jurisdiction of incorporation or organization of issuer)

               --------------------------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

             -----------------------------------------------------

                                111 Wall Street
                            New York, New York 10043
                                 (212) 657-2026
       (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)

             -----------------------------------------------------
                              Banco Bradesco S.A.
                          450 Park Avenue (32nd floor)
                            New York, New York 10022
                       Attn: Mr. Paulo Faustino da Costa
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                        -------------------------------
                                   Copies to:
    Ricardo Anzaldua-Montoya, Esq.             Frettra M. Miller, Esq.
    Cleary, Gottlieb, Steen & Hamilton         Citibank, N.A.
    One Liberty Plaza                          388 Greenwich Street - 19th Floor
    New York, New York 10006                   New York, New York 10013

                                 --------------
It is proposed that this filing become effective under Rule 466:
                                              |X| immediately upon filing.
                                              |X| on March 19, 2004 at 5.00 P.M.
If a separate registration statement has been filed to register the deposited shares, check the following box |_|.

            This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                             CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED


Item Number and Caption                          Location in Form of American
-----------------------
                                                 Depositary Receipt ("Receipt")
                                                 Filed Herewith as Prospectus
                                                 ------------------------------

1. Name of depositary and               Face of Receipt - Introductory Paragraph
                                        ---------------
   address of its principal             and last sentence of Face
   executive office

2. Title of American                    Face of Receipt - top center and
                                        ---------------
   Depositary Receipts and              Introductory Paragraph
   identity of deposited
   securities

   Terms of Deposit:

   (i)  The amount of                   Face of Receipt - upper right corner and
                                        ---------------
        deposited securities            Introductory Paragraph
        represented by one
        American Depositary
        Share

   (ii) The procedure for               Reverse of Receipt - Paragraphs 15 and
                                        ------------------
        voting, if any, the             16
        deposited securities

  (iii) The collection and              Reverse of Receipt - Paragraph 14
                                        ------------------
        distribution of
        dividends

   (iv) The transmission of             Reverse of Receipt - Paragraphs 13 and
                                        ------------------
        notices, reports and            15
        proxy soliciting
        material

   (v)  The sale or exercise of         Reverse of Receipt - Paragraphs 14 and
                                        ------------------
        rights                          15

   (vi) The deposit or sale of          Face of Receipt - Paragraphs 3 and 7
                                        ---------------
        securities resulting            Reverse of Receipt - Paragraphs 14 and
                                        ------------------
        from  dividends, splits         17
        or plans of
        reorganization

  (vii) Amendment, extension or         Reverse of Receipt -  Paragraphs  21 and
                                        ------------------
        termination of the              22 (no provision for extensions)
        deposit agreement

  (viii)Rights of holders of            Reverse of Receipt - Paragraph 13
                                        ------------------
        Receipts to inspect the
        transfer books of the
        depositary and the list
        of holders of Receipts

   (ix) Restrictions upon the           Face of Receipt - Paragraphs 2, 3, 4, 6,
                                        ---------------
        right to deposit or             7, 9 and 10
        withdraw the
        underlying securities

   (x)  Limitation upon the             Face of Receipt - Paragraph 7
                                        ---------------
        liability of the                Reverse of Receipt - Paragraphs 18 and
                                        ------------------
        depositary                      19

3. Fees and charges which may           Face of Receipt - Paragraph 10
                                        ---------------
   be imposed directly or
   indirectly on holders of
   Receipts

Item 2.  AVAILABLE INFORMATION          Reverse of Receipt - Paragraph 13
                                        ------------------



      Banco Bradesco S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected and copied at the public reference facility maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549.

                                   PROSPECTUS
                                   ----------



The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and incorporated herein by reference.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

               (a)(i) Form of Amendment No. 1 ("Amendment No. 1") to Amended and Restated Deposit Agreement (as defined below), by and among BANCO BRADESCO S.A. (the "Bank"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipts to be issued thereunder. - Filed herewith as Exhibit (a)(i).

               (a)(ii) Amended and Restated Deposit Agreement, dated as of November 21, 2001 (the "Amended and Restated Deposit Agreement"), by and among the Bank, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipts to be issued thereunder. - Filed herewith as Exhibit (a)(ii)

               (b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - None.

               (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. - None.

               (d) Opinion of Patterson, Belknap, Webb & Tyler LLP, counsel to the Depositary, as to the legality of the securities to be registered.
- Previously filed as an exhibit to the Registration Statement on Form F-6 (Reg. No. 333-13950) filed with the Commission on September 28, 2001.

               (e)  Rule 466 Certification. - Filed herewith as Exhibit (e).


Item 4.  UNDERTAKINGS

a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

b) The Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

                                   SIGNATURES
                                   ----------


               Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of November 21, 2001, as proposed to be amended by the Form of Amendment No. 1, by and among BANCO BRADESCO S.A., Citibank, N.A., as depositary, and the Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 19th day of March, 2004.

                                    Legal entity created by the Amended and
                                    Restated Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing non-voting preferred shares, without par value, of BANCO BRADESCO S.A., as proposed to be amended by Amendment No. 1 to Amended and Restated Deposit Agreement.

                                    CITIBANK, N.A., as Depositary



                                    By:      /s/ Orlando Viscardi Neto
                                        ----------------------------------------
                                    Name:     Orlando Viscardi Neto
                                    Title:    Vice President

                                   SIGNATURES
                                   ----------

               Pursuant to the requirements of the Securities Act of 1933, as amended, BANCO BRADESCO S.A., certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 19th day of March, 2004.


                                    BANCO BRADESCO S.A.


                                    By:    /s/ Paula Faustino de Costa
                                        ----------------------------------------
                                    Name:  Paula Faustino da Costa

                               POWERS OF ATTORNEY
                               ------------------


               NOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Edson Antonelli and Paulo Faustino da Costa, both addressed at 450 Park Avenue, 32nd floor, New York, New York 10022, to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign the Amendment No. 1 to the Amended and Restated Deposit Agreement (each as defined in this Registration Statement) and to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on the 19th day of March, 2004.

   Signature                                        Title
   ---------                                        -----


     /s/ Lazaro de Mello Brandao                    Chairman
   ----------------------------------------
   Lazaro de Mello Brandao


     /s/ Antonia Bornia                             Vice-Chairman
   ----------------------------------------
   Antonia Bornia


    /s/ Dorival Antonio Bianchi                     Director
   ----------------------------------------
   Dorival Antonio Bianchi


     /s/ Mario da Silveira Teixeira Junior          Director
   ----------------------------------------
   Mario da Silveira Teixeira Junior


     /s/ Marcio Artur Laurelli Cypriano             Director and Chief Executive
   ----------------------------------------
   Marcio Artur Laurelli Cypriano                   Officer



     /s/ Joao Aguliar Alvarez                       Director
   ----------------------------------------
   Joao Aguliar Alvarez

     /s/ Denise Aguiar Alvarez Valente              Director
   ----------------------------------------
   Denise Aguiar Alvarez Valente


     /s/ Milton Almicar Silva Vargas                Chief Accounting Officer
   ----------------------------------------
   Milton Almicar Silva Vargas


   /s/ Julio de Siqueira Carvalho de Araujo         Chief Financial Officer
   ----------------------------------------
   Julio de Siqueira Carvalho de Araujo




   Authorized Representative in the U.S.


     /s/ Paulo Faustino  da Costa
   ----------------------------------------
   Paulo Faustino  da Costa


     /s/ Edson Antonelli
   ----------------------------------------
   Edson Antonelli

                               Index to Exhibits
                               -----------------

                                                                  Sequentially
   Exhibit               Document                                 Numbered Page
   -------               --------                                 --------------


    (a)(i)              Form of Amendment
                        No. 1 to Amended and
                        Restated Deposit Agreement

    (a)(ii)             Amended and Restated
                        Deposit Agreement,
                        dated November 21, 2001

    (e)                 Certification under Rule 466

    (a)(i) Form of Amendment No. 1 to Amended and Restated Deposit Agreement

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                              BANCO BRADESCO S.A.

                                      AND

                                CITIBANK, N.A.,
                                 As Depositary,

                                      AND

               HOLDERS AND BENEFICIAL OWNERS FROM TIME TO TIME OF
                           AMERICAN DEPOSITARY SHARES
                   EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS



                        --------------------------------
                                Amendment No. 1

                                       to

                     Amended and Restated Deposit Agreement




                          Dated as of _________, 2004



--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

           AMENDMENT NO. 1 TO AMENDED AND RESTATED DEPOSIT AGREEMENT

         AMENDMENT NO. 1 TO AMENDED AND RESTATED DEPOSIT AGREEMENT is made as of __________, 2004 (the "Amendment"), by and among Banco Bradesco S.A., a banking company incorporated under the laws of the Federal Republic of Brazil (the "Bank"), CITIBANK, N.A., a national banking association organized under the laws of the United States of America and acting solely as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued under the Amended and Restated Deposit Agreement (as hereinafter defined).

                          W I T N E S S E T H T H A T
                          ---------------------------

         WHEREAS, the parties hereto entered into that certain Amended and Restated Deposit Agreement, dated as of November 21, 2001 (the "Amended and Restated Deposit Agreement"), for the creation of American Depositary Receipts ("ADRs") evidencing American Depositary Shares ("ADSs") representing the Shares (as defined in the Amended and Restated Deposit Agreement) so deposited and for the execution and delivery of such ADRs evidencing such ADSs;

         WHEREAS, on March 19, 2004, the Bank effectuated a reverse split of its Shares pursuant to the terms of which holders of the Bank's Shares received one
(1) new Share in exchange for every 10,000 Shares held on such date;

         WHEREAS, in connection with the reverse split of the Shares, the Bank has elected to change the ratio of Shares-to-ADSs (as set forth in Section 1.2 of the Amended and Restated Deposit Agreement), from (i) five thousand (5,000) Shares-to-one (1) ADS to (ii) one (1) Share-to-one (1) ADS, and desires to amend the Amended and Restated Deposit Agreement to effect such change; and,

         WHEREAS, pursuant to Section 6.01 of the Amended and Restated Deposit Agreement, the Bank and the Depositary deem it necessary and desirable to amend the Amended and Restated Deposit Agreement and the form of ADR annexed thereto as Exhibit A for the purposes set forth herein.

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Bank and the Depositary hereby agree to amend the Amended and Restated Deposit Agreement as follows:

                                   ARTICLE I

                                  DEFINITIONS
                                  -----------

         SECTION 1.01. Definitions. Unless otherwise defined in this Amendment,
                       -----------
all capitalized terms used, but not otherwise defined, herein shall have the meaning given to such terms in the Amended and Restated Deposit Agreement.


                                   ARTICLE II

              AMENDMENTS TO AMENDED AND RESTATED DEPOSIT AGREEMENT
              ----------------------------------------------------

         SECTION 2.01. Amended and Restated Deposit Agreement. All references in
                       --------------------------------------
the Amended and Restated Deposit Agreement to the term "Amended and Restated Deposit Agreement" or "Deposit Agreement" shall, as of the Effective Date (as defined in Section 5.01 hereof), refer to the Amended and Restated Deposit Agreement, dated as of November 21, 2001, and as amended by this Amendment.

         SECTION 2.02. Change of Ratio. All references made in the Amended and
                       ---------------
Restated Deposit Agreement to each ADS representing five thousand (5,000) Shares shall, as of the Effective Date (as defined in Section 5.01 hereof), refer to each ADS representing one (1) Share.


                                  ARTICLE III

                         AMENDMENTS TO THE FORM OF ADR
                         -----------------------------

         SECTION 3.01. Change of Ratio. All references to each ADS representing
                       ---------------
five thousand (5,000) Shares made in the ADRs issued and outstanding as of the Effective Date shall, as of the Effective Date (as defined in Section 5.01 hereof), refer to each ADS representing one (1) Share.


                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES
                         ------------------------------

         SECTION 4.01. Representations and Warranties. The Bank represents and
                       ------------------------------
warrants to, and agrees with, the Depositary and the Holders, that:

         (a) This Amendment, when executed and delivered by the Bank, and the Amended and Restated Deposit Agreement and all other documentation executed and delivered by the Bank in connection therewith, will be and have been, respectively, duly and validly authorized, executed and delivered by the Bank, and constitute the legal, valid and binding obligations of the Bank, enforceable against the Bank in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and

         (b) In order to ensure the legality, validity, enforceability or admissibility into evidence of this Amendment or the Amended and Restated Deposit Agreement as amended hereby, and any other document furnished hereunder or thereunder in the Federative Republic of Brazil, neither of such agreements need to be filed or recorded with any court or other authority in the Federative Republic of Brazil, nor does any stamp or similar tax need to be paid in the Federative Republic of Brazil on or in respect of such agreements; and

         (c) All of the information provided to the Depositary by the Company in connection with this Amendment is true, accurate and correct.

                                   ARTICLE V

                                 MISCELLANEOUS
                                 -------------

         SECTION 5.01. Effective  Date. This Amendment is dated as of the date
                       ---------------
set forth above and shall be  effective  as of such date (the "Effective Date").

         SECTION 5.02. New ADRs. From and after the Effective Date, the
                       --------
Depositary shall arrange to have new ADRs printed or amended that reflect the changes to the form of ADR effected by this Amendment. All ADRs issued hereunder after the Effective Date, once such new ADRs are available, whether upon the deposit of Shares or other Deposited Securities or upon the transfer, combination or split-up of existing ADRs, shall be substantially in the form of the specimen ADR attached as Exhibit A hereto. The Depositary is authorized and
                             ---------
directed to take any and all actions deemed necessary to effect the foregoing.

         SECTION 5.03. Notice of Amendment to Holders. The Depositary is hereby
                       ------------------------------
directed to send notices informing the Holders of: (i) the terms of this Amendment; (ii) the Effective Date of this Amendment; and, (iii) that the Holders shall be requested to surrender outstanding ADRs for cancellation and mandatory exchange for new ADRs reflecting the new Shares-to-ADS ratio, the new number of ADSs such Holder is entitled to receive and the new CUSIP number for the ADSs.

         SECTION 5.04. Indemnification. The Bank agrees to indemnify and hold
                       ---------------
harmless the Depositary (and any and all of its directors, employees and officers) for any and all liability it or they may incur as a result of the terms of this Amendment and the transactions contemplated herein.

         SECTION 5.05. Ratification.  Except as expressly amended hereby, the
                       ------------
terms, covenants and conditions of the Amended and Restated Deposit Agreement as originally executed shall remain in full force and effect.

         IN WITNESS WHEREOF, the Bank and the Depositary have caused this Amendment to be executed by representatives thereunto duly authorized as of the date set forth above.

                          BANCO BRADESCO S.A.

                          By:
                             -------------------------------------
                          Name:
                               -----------------------------------
                          Title:
                                ----------------------------------


                          By:
                             -------------------------------------
                          Name:
                               -----------------------------------
                          Title:
                                ----------------------------------




                          CITIBANK, N.A., as Depositary

                          By:
                             -------------------------------------
                          Name:
                               -----------------------------------
                          Title:
                                ----------------------------------

 (a)(ii) Amended and Restated Deposit Agreement, dated as of November 21, 2001

                                                             EXECUTION COPY






                              AMENDED AND RESTATED
                               DEPOSIT AGREEMENT



                                  by and among



                              BANCO BRADESCO S.A.,



                                CITIBANK, N.A.,
                                 As Depositary,



                                      AND




                         HOLDERS AND BENEFICIAL OWNERS
                   OF AMERICAN DEPOSITARY SHARES EVIDENCED BY
                 AMERICAN DEPOSITARY RECEIPTS ISSUED HEREUNDER




                         Dated as of November 21, 2001

                               Table of Contents
                               -----------------

                                                                           Page
                                                                           ----


   ARTICLE I       DEFINITIONS................................................1

   Section 1.01.   Affiliate .................................................1
   Section 1.02.   American Depositary Share(s) and ADS(s) ...................1
   Section 1.03.   ADS Record Date............................................2
   Section 1.04.   Applicant..................................................2
   Section 1.05.   Bank.......................................................2
   Section 1.06.   Beneficial Owner...........................................2
   Section 1.07.   Brazil.....................................................2
   Section 1.08.   Charter....................................................2
   Section 1.09.   Commission.................................................2
   Section 1.10.   Custodian..................................................3
   Section 1.11.   Deliver; Delivery..........................................3
   Section 1.12.   Deposit Agreement..........................................3
   Section 1.13.   Depositary.................................................3
   Section 1.14.   Deposited Securities.......................................3
   Section 1.15.   Dollars....................................................3
   Section 1.16.   DTC........................................................3
   Section 1.17.   DTC Participant............................................3
   Section 1.18.   Exchange Act...............................................3
   Section 1.19.   Foreign Currency...........................................3
   Section 1.20.   Full Entitlement ADRs; Full Entitlement ADS(s); Full
                   Entitlement Share(s).......................................4
   Section 1.21.   Holder(s)..................................................4
   Section 1.22.   Original Deposit Agreement.................................4
   Section 1.23.   Partial Entitlement ADR(s); Partial Entitlement ADS(s);
                   Partial Entitlement Share(s)...............................4
   Section 1.24.   Pre-Release Transaction....................................4
   Section 1.25.   Principal Office...........................................4
   Section 1.26.   Real; Reais; R$............................................4
   Section 1.27.   Receipt(s); American Depositary Receipt(s); ADR(s).........4
   Section 1.28.   Registrar..................................................4
   Section 1.29.   Restricted Securities......................................5
   Section 1.30.   Securities Act.............................................5
   Section 1.31.   Share Registrar............................................5
   Section 1.32.   Shares.....................................................5
   Section 1.33.   United States..............................................5

   ARTICLE II      FORM OF RECEIPTS, DEPOSIT OF SHARES,
                   EXECUTION AND DELIVERY, TRANSFER AND
                   SURRENDER OF RECEIPTS......................................5

   Section 2.01.   Form and Transferability of Receipts.......................5
   Section 2.02.   Deposit of Shares..........................................6
   Section 2.03.   Book-Entry Systems.........................................8
   Section 2.04.   Execution and Delivery of Receipts.........................8
   Section 2.05.   Transfer of Receipts; Combination and Split-up of Receipts.9
   Section 2.06.   Surrender of Receipts and Withdrawal of Deposited
                   Securities.................................................9
   Section 2.07.   Limitations on Execution and Delivery, Transfer, etc. of
                   Receipts; Suspension of Delivery, Transfer, etc............11
   Section 2.08.   Lost Receipts, etc.........................................11
   Section 2.09.   Cancellation and Destruction of Surrendered Receipts;
                   Maintenance of Records.....................................12
   Section 2.10.   Partial Entitlement ADSs...................................12

   ARTICLE III     CERTAIN OBLIGATIONS OF HOLDERS OF RECEIPTS.................13

   Section 3.01.   Filing Proofs, Certificates and Other Information..........13
   Section 3.02.   Liability of Holder for Taxes and Other Charges............13
   Section 3.03.   Representations and Warranties on Deposit of Shares........14
   Section 3.04.   Compliance with Information Requests.......................14
   Section 3.05.   Ownership Restrictions.....................................15

   ARTICLE IV      THE DEPOSITED SECURITIES...................................15

   Section 4.01.   Power of Attorney..........................................15
   Section 4.02.   Cash Distributions.........................................15
   Section 4.03.   Distribution in Shares.....................................16
   Section 4.04.   Rights ....................................................16
   Section 4.05.   Distributions Other Than Cash, Shares or Rights to Purchase
                   Shares.....................................................18
   Section 4.06.   Elective Distributions in Cash or Shares...................18
   Section 4.07.   Redemption.................................................19
   Section 4.08.   Conversion of Foreign Currency.............................19
   Section 4.09.   Fixing of Record Date......................................20
   Section 4.10.   Voting of Deposited Securities.............................21
   Section 4.11.   Changes Affecting Deposited Securities.....................21
   Section 4.12.   Available Information......................................22
   Section 4.13.   Reports....................................................22
   Section 4.14.   List of Holders............................................22
   Section 4.15.   Taxation...................................................23

   ARTICLE V       THE DEPOSITARY, THE CUSTODIAN AND THE BANK.................24

   Section 5.01.   Maintenance of Office and Transfer Books by the Registrar..24
   Section 5.02.   Prevention or Delay in Performance.........................24
   Section 5.03.   Obligations of the Depositary, the Custodian and the Bank..25
   Section 5.04.   Resignation and Removal of the Depositary; Appointment of
                   Successor Depositary.......................................26
   Section 5.05.   The Custodian..............................................26
   Section 5.06.   Notices and Reports........................................27
   Section 5.07.   Issuance of Additional Shares, Etc.........................27
   Section 5.08.   Indemnification............................................28
   Section 5.09.   Fees and Charges of Depositary.............................29
   Section 5.10.   Certain Rights of the Depositary; Limitations..............30
   Section 5.11.   List of Restricted Securities Owners.......................31

   ARTICLE VI      AMENDMENT AND TERMINATION..................................31

   Section 6.01.   Amendment, Supplement......................................31
   Section 6.02.   Termination................................................32

   ARTICLE VII     MISCELLANEOUS..............................................33

   Section 7.01.   Counterparts...............................................33
   Section 7.02.   No Third-Party Beneficiaries...............................33
   Section 7.03.   Severability...............................................33
   Section 7.04.   Holders and Beneficial Owners as Parties; Binding Effect...33
   Section 7.05.   Notices....................................................34
   Section 7.06.   Governing Law and Jurisdiction.............................35
   Section 7.07.   Assignment.................................................36
   Section 7.08.   Compliance with U.S. Securities Laws.......................36
   Section 7.09.   Brazilian Law References...................................36
   Section 7.10.   Titles and References......................................36

   EXHIBIT A- FORM OF RECEIPT

   EXHIBIT B- DEPOSITARY FEES

                     AMENDED AND RESTATED DEPOSIT AGREEMENT

AMENDED AND RESTATED DEPOSIT AGREEMENT dated as of November 21, 2001, by and among BANCO BRADESCO S.A., a banking company incorporated under the laws of the Federative Republic of Brazil, and its successors (the "Bank"), CITIBANK, N.A., a national banking association organized under the laws of the United States of America, and any successor depositary hereunder (the "Depositary"), and all Holders (as hereinafter defined) and Beneficial Owners (as hereinafter defined) from time to time of American Depositary Shares evidencing American Depositary Receipts issued hereunder.

                                  WITNESSETH:

         WHEREAS, the Bank and the Depositary previously entered into a Deposit Agreement, dated as of March 28, 1997 (the "Original Deposit Agreement"); and

         WHEREAS, the Bank has duly authorized and has outstanding non-voting preferred shares (acoes preferenciais), without par value (the "Shares"); and

         WHEREAS, the Shares are listed on the Bolsa de Valores de Sao Paulo ("BOVESPA") and on the Market for Latin-American Stocks in Euros ("Latibex") in Madrid, Spain and are listed for trading on The New York Stock Exchange, Inc. in the form of American depositary shares; and

         WHEREAS, in connection with the listing of the Shares for trading on the New York Stock Exchange in the form of American depositary shares, the Bank and the Depositary wish to amend the Original Deposit Agreement; and

         WHEREAS, the American Depositary Receipts evidencing the American Depositary Shares issued pursuant to the terms of this Deposit Agreement are to be substantially in the form of Exhibit A attached hereto, with appropriate insertions, modifications and omissions, as hereinafter provided in this Deposit Agreement; and

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Original Deposit Agreement is hereby amended and restated in its entirety as follows:


                                   ARTICLE I

                                  DEFINITIONS
                                  -----------

The following definitions shall for all purposes, unless otherwise clearly indicated, apply to the respective terms used in this Deposit Agreement:

Section 1.01. Affiliate. The term "Affiliate" shall have the meaning assigned
              ---------
to it under Regulation C of the Securities Actas hereinafter defined.

Section 1.02. American Depositary Share(s) and ADS(s). The terms "American
              ---------------------------------------
Depositary Shares" and "ADSs" shall mean, with respect to any American Depositary Share, the rights evidenced by the American Depositary Receipt(s) issued hereunder, including the interests in the Deposited Securities granted to the Holders and Beneficial Owners of Receipts pursuant to the terms and conditions of this Deposit Agreement. Each American Depositary Share shall represent 5,000 Shares until there shall occur a distribution upon Deposited Securities referred to in Section 4.03 or a change in Deposited Securities referred to in Section 4.11 with respect to which additional ADSs are not issued and delivered, and thereafter each American depositary share shall represent the Shares or Deposited Securities specified in such Sections. Each American depositary share outstanding under the Original Deposit Agreement as of the date hereof shall, subject to the terms and conditions of this Deposit Agreement (including, without limitation, Sections 1.21 and 1.27), become one-fifth (1/5th) of an American Depositary Share issued and outstanding hereunder and shall, from and after the date hereof, be subject to the terms and conditions of the Deposit Agreement in all respects, except that any amendment of the Original Deposit Agreement effected under the terms of this Deposit Agreement (other than the change of the ADS-to-Share ratio) which prejudices any substantial existing right of Holders or Beneficial Owners shall not become effective as to Holders and Beneficial Owners of American Depositary Shares issued under the Original Deposit Agreement until the expiration of 30 days after notice of the amendments effected by this Deposit Agreement shall have been given to Holders of American depositary receipts evidencing such American depositary shares outstanding as of the date hereof.

Section 1.03. ADS Record Date. The term "ADS Record Date" shall have the meaning
              ---------------
given to such term in Section 4.09.

Section 1.04. Applicant. The term "Applicant" shall mean the defined term in
              ----------
Section 5.10.

Section 1.05.  Bank.  The term "Bank" shall mean Banco  Bradesco S.A., a banking
               ----
company incorporated and existing under the laws of Brazil, having its registered office at Cidade de Deus, Vila Yara, Osasco, Sao Paulo, Brazil, 06029-900, and its successors.

Section 1.06. Beneficial Owner. The term "Beneficial Owner" shall mean any
              ----------------
person or entity having a beneficial interest deriving from the ownership of an ADS. A Beneficial Owner may or may not be a Holder of the ADR(s) evidencing such ADS(s). A Beneficial Owner shall be able to exercise any right or receive any benefit hereunder solely through the person who is the Holder of the ADR(s) evidencing the ADSs owned by such Beneficial Owner. Persons who own beneficial interests in American depositary shares issued under the terms of the Original Deposit Agreement and outstanding as of date hereof shall, subject to the terms and conditions of this Deposit Agreement (including, without limitation, Sections 1.21 and 1.27), become Beneficial Owners of a number of ADSs issued under the terms hereof equal to one-fifth (1/5th) of the number of American depositary shares issued under the Original Deposit Agreement and held as of the date hereof.

Section 1.07. Brazil. The term "Brazil" shall mean the Federative Republic of
              ------
Brazil.

Section 1.08. Charter. The term "Charter" shall mean the Estatuto Social of the
              -------
Bank.

Section 1.09. Commission. The term "Commission" shall mean the Securities and
              ----------
Exchange Commission of the United States or any successor governmental agency in the United States.

Section 1.10. Custodian. The term "Custodian" shall mean, as of the date hereof,
              ---------
Banco Bradesco S.A., having its principal office at Cidade de Deus, Vila Yara, Osasco, Sao Paulo, Brazil, 06029-900, as Custodian and agent of the Depositary for the purposes of this Deposit Agreement, and any other firm or corporation which may be appointed by the Depositary pursuant to the terms of Section 5.05 as a substitute custodian hereunder; provided, however, that at no time shall more than one person be appointed to serve simultaneously as Custodian hereunder.

Section 1.11. Deliver; Delivery. The terms "deliver" and "delivery" shall mean,
              -----------------
when used in respect of American Depositary Shares, Receipts, Deposited Securities and Shares, the physical delivery of the certificate representing such security, or the electronic delivery of such security by means of book-entry transfer, if available.

Section 1.12. Deposit Agreement. The term "Deposit Agreement" shall mean this
              -----------------
Amended and Restated Deposit Agreement and all exhibits hereto as the same may from time to time be amended and supplemented in accordance with the terms hereof.

Section 1.13. Depositary.  The term "Depositary" shall mean Citibank,  N.A., a
              ----------
national banking association organized under the laws of the United States of America, and any successor as depositary hereunder.

Section 1.14. Deposited Securities. The term "Deposited Securities" as of any
              --------------------
time shall mean Shares at such time deposited under this Deposit Agreement and any and all other securities, property and cash received by the Depositary or the Custodian in respect thereof and at such time held hereunder, subject in the case of cash to the provisions of Section 4.08. The collateral delivered in connection with Pre-Release Transactions described in Section 5.10 hereof shall not constitute Deposited Securities. Securities held on deposit under the terms of the Original Deposit Agreement shall, from and after the date hereof, be Deposited Securities under the terms hereof.

Section 1.15. Dollars. The term "dollars" or "Dollars", "Cent" and the symbol
              -------
"$" shall refer to the lawful currency of the United States.

Section 1.16. DTC. The term "DTC" shall mean The Depository Trust Company, and
              ---
any successor thereto.

Section 1.17. DTC Participant. The term "DTC Participant" shall mean any
              ---------------
financial institution (or any nominee of such institution) having one or more participant accounts with DTC for receiving, holding and delivering the securities and cash held in DTC.

Section 1.18. Exchange Act. The term "Exchange Act" shall mean the United States
              ------------
Securities Exchange Act of 1934, as from time to time amended.


Section 1.19. Foreign Currency. The term "Foreign Currency" shall mean any
              ----------------
currency other than Dollars.

Section 1.20. Full Entitlement ADRs; Full Entitlement ADS(s); Full Entitlement Share(s). The terms "Full Entitlement ADRs," "Full Entitlement ADS(s)" and "Full Entitlement Share(s)"shall have the respective meanings set forth in Section 2.10.

Section 1.21. Holder(s). The term "Holder" shall mean the person in whose name a
              ---------
Receipt is registered on the books of the Depositary or the Registrar, if any, maintained for such purpose. A Holder may or may not be a Beneficial Owner. If a Holder is not the Beneficial Owner of the ADSs evidenced by the Receipt registered in its name, such Holder(s) shall be deemed to have all requisite authority to act on behalf of the Beneficial Owners of the ADSs evidenced by such Receipt. The holders of American depositary receipts issued under the terms of the Original Deposit Agreement and outstanding as of the date hereof shall, in order to become Holders under the terms of this Deposit Agreement, be required after the date hereof to surrender such American depositary receipts to the Depositary in exchange for ADRs issued under the terms hereof.

Section 1.22. Original Deposit Agreement. The term "Original Deposit Agreement"
              --------------------------
shall have the meaning set forth in the recitals to the Deposit Agreement.

Section 1.23. Partial Entitlement ADR(s); Partial Entitlement ADS(s);
              -------------------------------------------------------
Partial Entitlement  Share(s).  The terms "Partial  Entitlement
-----------------------------
ADR(s)," "Partial Entitlement ADS(s)" and "Partial Entitlement Share(s)" shall have the respective meanings set forth in Section 2.10.

Section 1.24. Pre-Release Transaction. The term "Pre-Release Transaction" shall
              -----------------------
have the meaning set forth in Section 5.10.

Section 1.25. Principal Office. The term "Principal Office", when used with
              ----------------
respect to the Depositary, shall mean the principal office of the Depositary at which at any particular time its depositary receipts business shall be administered, which, at the date of this Deposit Agreement, is located at 111 Wall Street, New York, New York 10043, U.S.A.

Section 1.26. Real; Reais; R$. The terms "Real," "Reais" and "R$" shall refer to
              ---------------
the lawful currency of Brazil.

Section 1.27. Receipt(s); American Depositary Receipt(s), ADR(s). The terms
              --------------------------------------------------
"Receipt(s)," "American Depositary Receipt(s)" and "ADR(s)" shall mean the certificate(s) issued by the Depositary to evidence the American Depositary Shares issued under the terms of this Deposit Agreement, as such certificates may be amended from time to time in accordance with the provisions of this Deposit Agreement; A Receipt may evidence any number of American Depositary Shares and may, in the case of American Depositary Shares held through a central depository such as DTC, be in the form of a "Balance Certificate." American depositary receipts issued under the terms of the Original Deposit Agreement that are outstanding as of date hereof shall not, as of the date hereof, automatically become ADRs under the terms of this Deposit Agreement but shall need, after the date hereof, to be surrendered by the Holders thereof to the Depositary in exchange for ADRs issued hereunder.

Section 1.28. Registrar. The term "Registrar" shall mean the Depositary or with
              ---------
the approval of the Bank, any bank or trust company having an office in the Borough of Manhattan, The City of New York, which shall be appointed by the Depositary to register Receipts and transfers of Receipts as herein provided, and shall include any co-registrar appointed by the Depositary, with the approval of the Bank, for such purposes. Registrars (other than the Depositary) may be removed and substitutes appointed by the Depositary with the approval of the Bank. Each Registrar (other than the Depositary) appointed pursuant to this Deposit Agreement shall give notice in writing to the Bank and the Depositary accepting such appointment and agreeing to be bound by the applicable terms of this Deposit Agreement.

Section 1.29. Restricted Securities. The term "Restricted Securities" shall
              ----------------------
mean Shares, or Receipts representing such Shares, Deposited Securities or ADS(s) which are either (i) acquired directly or indirectly from the Bank or any of its Affiliates in a transaction or chain of transactions not involving any public offering, (ii) subject to resale limitations under the Securities Act, as defined below, or the rules issued thereunder, (iii) held by any person or entity which is an Affiliate of the Bank, or (iv) subject to any restrictions on sale or deposit under the laws of the United States, or Brazil, or under a shareholder agreement or the Charter or under the regulations of an applicable securities exchange.

Section 1.30. Securities Act. The term "Securities Act" shall mean the United
              --------------
States Securities Act of 1933, as from time to time amended.

Section 1.31. Share Registrar. The term "Share Registrar" shall mean the Bank,
              ---------------
which carries out the duties of registrar for the Shares, or any successor as Share Registrar for such Shares appointed by the Bank.

Section 1.32. Shares. The term "Shares" shall mean the Bank's non-voting
              ------
preferred shares (acoes preferenciais), without par value, validly issued and outstanding and may, if the Depositary so agrees after consultation with the Bank, include evidence of the right to receive Shares; provided that in no event shall Shares include evidence of the right to receive Shares with respect to which the full purchase price has not been paid or Shares as to which preemptive rights have theretofore not been validly waived or exercised; provided further, however, that, if there shall occur any change in par value, split-up or consolidation or any other reclassification or, upon the occurrence of an event described in Section 4.11, an exchange or conversion in respect of the Shares of the Bank, the term "Shares" shall thereafter represent the successor securities resulting from such change in par value, split-up or consolidation or such other reclassification or such exchange or conversion.

Section 1.33. United States. The term "United States" shall have the meaning
              -------------
assigned to it under Regulation S under the Securities Act.

                                   ARTICLE II

                 FORM OF RECEIPTS, DEPOSIT OF SHARES, EXECUTION
                AND DELIVERY. TRANSFER AND SURRENDER OF RECEIPTS
                ------------------------------------------------


Section 2.01. Form and Transferability of Receipts.  American Depositary shall
              ------------------------------------
be evidenced by definitive Receipts which shall be engraved, printed or lithographed or shall be in such other form as may be agreed upon by the Bank and the Depositary, and in any event shall be substantially in the form set forth in Exhibit A annexed to this Deposit Agreement, with appropriate insertions, modifications and omissions, as hereinafter provided. ADRs shall be
(i) dated, (ii) signed by the manual or facsimile signature of a duly authorized signatory of the Depositary, (iii) countersigned by the manual or facsimile signature of a duly authorized signatory of the Registrar, and (iv) registered in the books maintained by the Registrar for the registration of issuances and transfers of ADRs. No ADR and no ADS evidenced thereby shall be entitled to any benefits under the Deposit Agreement or be valid or enforceable for any purpose against the Depositary or the Company, unless such ADR shall have been so dated, signed, countersigned and registered. ADRs bearing the facsimile signature of a duly-authorized signatory of the Depositary or the Registrar, who at the time of signature was a duly-authorized signatory of the Depositary or the Registrar, as the case may be, shall bind the Depositary, notwithstanding the fact that such signatory has ceased to be so authorized prior to the delivery of such ADR by the Depositary. The ADRs shall bear a CUSIP number that is different from any CUSIP number that was, is or may be assigned to any depositary receipts previously or subsequently issued pursuant to any other arrangement between the Depositary (or any other depositary) and the Bank and which are not ADRs issued hereunder.

         The Receipts may, with the prior written consent of the Bank (which consent shall not be unreasonably withheld), and, upon the written request of the Bank, shall, be endorsed with or have incorporated in the text thereof such legends or recitals or changes not inconsistent with the provisions of this Deposit Agreement as may be necessary to enable the Depositary to perform its obligations hereunder or as may be required by the Depositary or the Bank to comply with any applicable law or regulations thereunder or with the rules and regulations of any securities exchange or market upon which American Depositary Shares may be traded or to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any particular American Depositary Shares are subject by reason of the date of issuance of the underlying Deposited Securities or otherwise or as may be required by any book-entry system in which the ADS(s) are held. Holders and Beneficial Owners shall be deemed, for all purposes, to have notice of, and to be bound by, the terms and conditions of the legends set forth, in the case of Holders, on the ADR registered in the name of the applicable Holder(s) or, in the case of Beneficial Owners, on the ADR representing the ADS(s) owned by such Beneficial Owners.

         Title to a Receipt (and to each American Depositary Share evidenced thereby), subject to any limitations set forth in such Receipt, when properly endorsed or accompanied by proper instruments of transfer (including signature guarantees in accordance with standard industry practice), shall be transferable by delivery with the same effect as in the case of a certificated security under the laws of the State of New York; provided, however, that the Bank and the
                                   --------  -------
Depositary, notwithstanding any notice to the contrary, may deem and treat the Holder thereof as the absolute owner thereof for the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in this Deposit Agreement and for all other purposes, and neither the Depositary nor the Bank shall have any obligation or be subject to any liability under this Deposit Agreement to any holder of a Receipt unless such holder is the registered Holder thereof.

Section 2.02. Deposit of Shares. Subject to the terms and conditions of this
              -----------------
Deposit Agreement, Shares or evidence of rights to receive Shares (other than Restricted Securities) may be deposited by any person (in the case of the Bank, or any Affiliate, subject to Section 5.07 hereof) including the Depositary, in its individual capacity as owner of Shares, by delivery thereof to the

Custodian, accompanied by any appropriate instrument or instruments of transfer or endorsement, in a form satisfactory to such Custodian (in the case of Shares in registered form) together with (i) all such certifications and payments (including, without limitation, those referred to in Exhibit B hereto and amounts in respect of any applicable stamp, transfer or other applicable taxes) or evidence of such payments (including, without limitation, stamping or otherwise marking such Shares by way of receipt) as may be reasonably required by the Depositary or such Custodian in accordance with the provisions of this Deposit Agreement, (ii) if the Depositary so requires, a written order directing the Depositary to execute and deliver to, or upon the written order of, the person or persons stated in such order a Receipt or Receipts for the number of American Depositary Shares representing the Shares so deposited and (iii) such documentation and certification, if any, as the Depositary and the Bank may require in order to comply with any applicable law.

         No Shares shall be accepted for deposit unless accompanied by (a) payment in respect of any applicable taxes or other governmental charges and (b) evidence satisfactory to the Depositary (which may be an opinion of counsel) that any necessary approval has been granted by, or there has been compliance with the rules and regulations of, the governmental agency in Brazil, if any, which is then performing the function of the regulation of currency exchange.

         If required by the Depositary, Shares presented for deposit at any time, whether or not the transfer books of the Bank or the Share Registrar are closed, shall also be accompanied by (1) an agreement or assignment, or other instrument satisfactory to the Depositary, that provides for the prompt transfer to the Custodian or its nominee of any dividend, or right to subscribe for additional Shares, or to receive other property which any person in whose name the Shares are or have been recorded may thereafter receive upon or in respect of any such deposited Shares, or in lieu thereof, such agreement of indemnity or other agreement as shall be satisfactory to the Depositary and (2) if the Shares are registered in the name of the person on whose behalf they are presented for deposit, a proxy or proxies entitling the Custodian to vote such deposited Shares for any and all purposes until the Shares so deposited are registered in the name of the Depositary or its nominee or the Custodian or its nominee.

         At the request, risk and expense of any holder of Shares, and for the account of such holder, the Depositary may receive Shares to be deposited, evidence that Shares have been electronically transferred or that irrevocable instructions have been given to cause the transfer of such Shares to the account of the Custodian, together with the other orders, instruments and evidence herein specified, for the purpose of forwarding such Shares to the Custodian for deposit hereunder.

         The Depositary agrees to instruct the Custodian to, upon each delivery or electronic transfer to a Custodian of Shares to be deposited hereunder (or other Deposited Securities pursuant to Section 4.02, 4.03, 4.05 or 4.11), together with the other documents above specified and payments required under this Deposit Agreement, advise the Depositary of such deposit, and to present, as soon as transfer and recordation can be accomplished, such certificate or certificates, together with the appropriate instrument or instruments of transfer or endorsement, duly stamped, to the Bank (or the Share Registrar) for transfer and recordation of the Deposited Securities being deposited in the name of the Depositary or its nominee or such Custodian or its nominee.

         Deposited Securities shall be held by the Depositary or by a Custodian for the account and to the order of the Depositary, the Custodian or any of their nominees (on behalf of Holders) at such other place or places as the Depositary shall determine. The Depositary and the Custodian may refuse to accept Shares for deposit whenever notified, as hereafter provided, that the Bank has restricted transfer of such Shares to comply with any ownership restrictions referred to in Section 3.05 or under applicable laws, including U.S. or Brazilian securities laws. The Bank shall notify the Depositary and the Custodian in writing with respect to any such restrictions on transfer of its Shares for deposit hereunder or transfer of Receipts to any Holder. Without limitation of the foregoing, the Depositary shall not, and it shall instruct the Custodian not to, knowingly accept for deposit under this Deposit Agreement any Shares or other Deposited Securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such Shares or other Deposited Securities.

Section 2.03. Book-Entry Systems. The Depositary shall make arrangements for the
              ------------------
acceptance of the ADSs into DTC. A single ADR in the form of a "Balance Certificate" will evidence all ADSs held through DTC and will be registered in the name of the nominee for DTC (currently "Cede & Co.") and will provide that it represents the aggregate amount of ADSs from time to time indicated in the records of the Depositary as being issued hereunder and that the aggregate amount of ADSs represented thereby may from time to time be increased or decreased by making adjustments on such records of the Depositary and of DTC or its nominee as hereinafter provided. As such, the nominee for DTC will be the only "Holder" of the ADR evidencing all ADSs held through DTC. Citibank, N.A. (or such other entity as is appointed by DTC or its nominee) may hold the "Balance Certificate" as custodian for DTC. Each Beneficial Owner of ADSs held through DTC must rely upon the procedures of DTC and the DTC Participants to exercise or be entitled to any rights attributable to such ADSs. The DTC Participants shall for all purposes be deemed to have all requisite power and authority to act on behalf of the Beneficial Owners of the ADSs held in the DTC Participants' respective accounts in DTC and the Depositary shall for all purposes be authorized to rely upon any instructions and information given to it by DTC Participants on behalf of Beneficial Owners of ADSs. So long as ADSs are held through DTC or unless otherwise required by law, ownership of beneficial interests in the ADR registered in the name of the nominee for DTC will be shown on, and transfers of such ownership will be effected only through, records maintained by (i) DTC or its nominee (with respect to the interests of DTC Participants), or (ii) DTC Participants or their nominees (with respect to the interests of clients of DTC Participants).

Section 2.04. Execution and Delivery of Receipts. The Depositary agrees to
              ----------------------------------
instruct the Custodian to, upon receipt by a Custodian of a deposit of Shares pursuant to Section 2.02 hereof, and receipt and confirmation from the Bank or the Share Registrar of such transfer satisfactory to the Custodian that any such Deposited Securities have been recorded as specified above, together with all other required documents, to notify the Depositary of such deposit and the person or persons to whom or upon whose written order a Receipt or Receipts are deliverable in respect thereof and the number of American Depositary Shares to be evidenced thereby. Such notification shall be made by letter, cable, telex, SWIFT message, or, at the request, risk and expense of the person making the deposit, by facsimile or other means of electronic transmission. Upon receiving such notice from such Custodian, or upon the receipt of Shares by the Depositary, the Depositary, subject to the terms and conditions of this Deposit Agreement, shall execute and deliver at its Principal Office to or upon the order of the person or persons named in the notice delivered to the Depositary, a Receipt or Receipts, registered in the name or names requested by such person or persons and evidencing in the aggregate the number of American Depositary Shares to which such person or persons are entitled, but only upon payment to the Depositary of the applicable fees and charges of the Depositary for making a deposit and the issuance and delivery of such Receipt or Receipts (as set forth in Section 5.09 and Exhibit B hereto) and in respect of all taxes (except insofar as already accounted for) and governmental charges. The Depositary shall not be required to issue any fractional ADSs or any ADSs for fractional Shares. Nothing herein shall prohibit any Pre-Release Transaction upon the terms set forth in this Deposit Agreement.

Section 2.05. Transfer of Receipts; Combination and Split-up of Receipts. The
              ----------------------------------------------------------
Registrar, subject to the terms and conditions of this Deposit Agreement, shall without unreasonable delay register transfers of Receipts on its transfer books from time to time, upon any surrender to the Principal Office of the Depositary of a Receipt by the Holder thereof in person or by duly authorized attorney, properly endorsed or accompanied by proper instruments of transfer (including signature guarantees in accordance with standard industry practice and, in the case of any Receipt, the accurate completion of any endorsements appearing on such Receipt) and duly stamped as may be required by the laws of the State of New York and of the United States of America. Subject to the terms and conditions of this Deposit Agreement, including payment of the fees set forth in
Section 5.09 and Exhibit B hereto, the Depositary shall execute and cause the Registrar to countersign, a new Receipt or Receipts and deliver the same to or upon the order of the person entitled thereto evidencing the same aggregate number of American Depositary Shares as those evidenced by the Receipts surrendered, subject to receipt of any certifications, if any, as the Depositary and the Bank may require in order to comply with applicable laws.

        The Depositary, subject to the terms and conditions of this Deposit Agreement shall, upon surrender of a Receipt or Receipts for the purpose of effecting a split-up or combination of such Receipt or Receipts, and upon payment to the Depositary of the applicable fees and charges set forth in
Section 5.09 and in Exhibit B hereto, if any, execute and cause the Registrar to countersign and deliver, a new Receipt or Receipts for any authorized number of American Depositary Shares requested, evidencing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered.

        The Depositary shall, upon the request of, or may, with the approval of, the Bank, appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of Receipts at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Holders or persons entitled thereto and will be entitled to protection and indemnity to the same extent as the Depositary. Such co-transfer agents shall, upon the request of, or may, with the approval of, the Bank, be removed and substitutes appointed by the Depositary. Each co-transfer agent appointed under this Section 2.05 (other than the Depositary) shall give notice in writing to the Bank and the Depositary accepting such appointment and agreeing to be bound by the applicable terms of this Deposit Agreement.

Section 2.06. Surrender of ADSs and Withdrawal of Deposited Securities. Upon
              --------------------------------------------------------
surrender, at the Principal Office of the Depositary, of an ADS for the purpose of withdrawal of the Deposited Securities represented thereby, and upon payment of the applicable fees, taxes and governmental charges payable in connection with such surrender and withdrawal (in each case, as set forth at Section 5.09 and Exhibit B hereof) and subject to the terms and conditions of this Deposit Agreement, the Bank's Charter, Section 7.08 hereof and any other provisions of or governing the Deposited Securities and other applicable laws, the holder of such ADS shall be entitled to delivery, to it or upon its order, of the Deposited Securities at the time represented by the ADSs. Subject to the last paragraph of this Section 2.06, such Deposited Securities may be delivered in registered form or by electronic delivery. Such Deposited Securities may be delivered by the delivery of (a) certificates in the name of such Holder or as ordered by it or by certificates properly endorsed or accompanied by proper instruments, of transfer to such Holder or as ordered by it and (b) any other securities, property and cash to which such Holder is then entitled in respect of such ADSs to such Holder or as ordered by it. Delivery shall be made without unreasonable delay at the principal office of the Custodian or, subject to the last paragraph of this Section 2.06, at the Principal Office of the Depositary for further delivery to such Holder.

         A Receipt surrendered for such purposes shall if so required by the Depositary be properly endorsed in blank or accompanied by proper instruments of transfer in blank, and if the Depositary so requires, the Holder thereof shall execute and deliver to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be delivered to or upon the written order of a person or persons designated in such order. Thereupon, the Depositary shall direct the Custodian to deliver at the designated office of the Custodian, subject to Sections 2.07, 3.01, 3.02, 5.09 and to the other terms and conditions of this Deposit Agreement, to the Charter, and to the provisions of or governing the Deposited Securities and other applicable laws, now or hereafter in effect, to or upon the written order of the person or persons designated in the order delivered to the Depositary if so required by the Depositary as provided above, the Deposited Securities represented by the American Depositary Shares surrendered for such purpose together with any certificate or other proper documents of or relating to title for the Deposited Securities, or evidence of the electronic transfer thereof (if available), as the case may be, to or for the account of such person, except that the Depositary may make delivery to such person or persons at the Principal Office of the Depositary of any dividends or distributions with respect to the Deposited Securities represented by such ADSs, or of any proceeds of sale of any dividends, distributions, or rights, which may at the time be held by the Depositary.

         The Depositary shall not accept for surrender ADSs representing less than one Share. In the case of surrender of ADSs representing other than a whole number of Shares, the Depositary shall cause ownership of the appropriate whole number of Shares to be recorded in the name of the Holder surrendering such ADS, and shall deliver to the person surrendering such ADS either (i) return of the ADS(s) representing any remaining fractional share or (ii) sell or cause to be sold the fractional share represented by the ADS(s) so surrendered and remit the net cash proceeds from the sale by the Depositary of any remaining fractional Share.

         Notwithstanding anything else contained in any ADR or this Deposit Agreement, the Depositary may make delivery at the Principal Office of the Depositary of (i) any cash dividends or cash distributions, or (ii) any proceeds from the sale of any distributions of shares or rights, which are at the time held by the Depositary in respect of the Deposited Securities represented by the ADSs surrendered for cancellation and withdrawal. At the request, risk and expense of any Holder so surrendering ADSs, and for the account of such Holder, the Depositary shall direct the Custodian to forward (to the extent permitted by law) any cash or other property (other than securities) held by the Custodian in respect of, and any certificate(s) and other documents of or relating to title to, the Deposited Securities represented by such ADSs to the Depositary for delivery at the Principal Office of the Depositary and for further delivery to such Holder. Such direction shall be given by letter or by cable or telex, or at the request, risk and expense of such Holder, by facsimile transmission.

Section 2.07. Limitations on Execution and Delivery, Transfer, etc. of Receipts; Suspension of Delivery, Transfer, etc. As a condition precedent to the execution and delivery, registration, registration of issuance or transfer, split-up, combination or surrender of any Receipt, the delivery of any distribution thereon or withdrawal of any Deposited Securities, and subject to
Section 7.08 hereof, the Depositary, the Custodian, any Registrar or the Share Registrar may require (a) payment from the depositor of Shares or presenter of ADS(s) or of a Receipt of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees and charges as provided in Section 5.09, or in Exhibit B hereof, (b) the production of proof satisfactory to it as to the identity and genuineness of any signature or any other matter contemplated by Section 3.01 hereof and (c) compliance with (i) any United States, Brazilian or other applicable laws or governmental regulations relating to Receipts or American Depositary Shares or to the withdrawal of Deposited Securities and (ii) such reasonable regulations, if any, as the Depositary and the Bank may establish consistent with the provisions of the applicable Receipt, this Deposit Agreement and applicable law.

        The delivery of Receipts against deposits of Shares generally or against deposits of particular Shares may be suspended, or the delivery of Receipts against the deposit of particular Shares may be withheld, or the registration of transfer of Receipts in particular instances may be refused, or the registration of transfers of Receipts generally may be suspended, or the surrender of outstanding Receipts for the purpose of withdrawal of Deposited Securities may be suspended, during any period when the transfer books of the Bank, the Depositary or the Share Registrar are closed or if any such action is deemed necessary or advisable by the Depositary or the Bank, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange or automated inter-dealer quotation system on which the Receipts or Shares are listed or quoted, or under any provision of this Deposit Agreement or provisions of or governing Deposited Securities, or under the Bank's Charter or any meeting of shareholders of the Bank or for any other reason, subject, in all cases, to
Section 7.08 hereof. Notwithstanding any provision of this Deposit Agreement or the Receipts to the contrary, the surrender of outstanding Receipts and Withdrawal of Deposited Securities may not be suspended or refused, except as permitted in General Instruction IA(1) to Form F-6 (as such instruction may be amended from time to time) under the Securities Act in connection with (i) temporary delays relating to the deposit of Shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities.

Section 2.08. Lost Receipts, etc. In case any Receipt shall be mutilated,
              ------------------
destroyed, lost, or stolen, the Depositary shall execute and deliver a new Receipt of like tenor at the expense of the Holder (a) in the case of a mutilated Receipt, in exchange and substitution for such mutilated Receipt upon cancellation thereof, or (b) in lieu of and in substitution for such destroyed, lost, or stolen Receipt, after the Holder thereof (i) has delivered to the Depositary a written request for such exchange, execution and delivery before the Depositary has notice that the Receipt has been acquired by a bona fide purchaser, (ii) has provided such security or indemnity (including an indemnity bond) satisfactory to the Depositary as may be required by the Depositary to save it and any of its agents harmless, and (iii) has satisfied any other reasonable requirements imposed by the Depositary, including, without limitation, evidence satisfactory to the Depositary of such destruction, loss or theft of such Receipt, the authenticity thereof and the Holder's ownership thereof.

Section 2.09. Cancellation and Destruction of Surrendered Receipts; Maintenance
              -----------------------------------------------------------------
of Records. All Receipts surrendered to the Depositary shall be cancelled by the
----------
Depositary. Cancelled Receipts shall not be entitled to any benefits under this Deposit Agreement or be valid or obligatory for any purpose. The Depositary is authorized to destroy Receipts so cancelled except as otherwise required by law, provided the Depositary maintains a record of all destroyed Receipts. Any ADSs held in book-entry form (i.e., through accounts at DTC) shall be deemed canceled when the Depositary causes the number of ADSs evidenced by the Balance Certificate to be reduced by the number of ADSs surrendered (without the need to physically destroy the Balance Certificate).

Section 2.10. Partial Entitlement ADSs. In the event any Shares are deposited
              ------------------------
which entitle the Holders thereof to receive a per-share distribution or other entitlement in an amount different from the Shares then on deposit (the Shares then on deposit collectively, "Full Entitlement Shares" and the Shares with different entitlement, "Partial Entitlement Shares"), the Depositary shall (i) cause the Custodian to hold Partial Entitlement Shares separate and distinct from Full Entitlement Shares, and (ii) subject to the terms of this Deposit Agreement, issue ADSs and deliver ADRs representing Partial Entitlement Shares which are separate and distinct from the ADSs and ADRs representing Full Entitlement Shares, by means of separate CUSIP numbering and legending (if necessary) ("Partial Entitlement ADSs/ADRs" and "Full Entitlement ADSs/ADRs", respectively). If and when Partial Entitlement Shares become Full Entitlement Shares, the Depositary shall (a) give notice thereof to Holders of Partial Entitlement ADSs and give Holders of Partial Entitlement ADRs the opportunity to exchange such Partial Entitlement ADRs for Full Entitlement ADRs, (b) cause the Custodian to transfer the Partial Entitlement Shares into the account of the Full Entitlement Shares, and (c) take such actions as are necessary to remove the distinctions between (i) the Partial Entitlement ADRs and ADSs, on the one hand, and (ii) the Full Entitlement ADRs and ADSs on the other. Holders and Beneficial Owners of Partial Entitlement ADSs shall only be entitled to the entitlements of Partial Entitlement Shares. Holders and Beneficial Owners of Full Entitlement ADSs shall be entitled only to the entitlements of Full Entitlement Shares. All provisions and conditions of this Deposit Agreement shall apply to Partial Entitlement ADRs and ADSs to the same extent as Full Entitlement ADRs and ADSs, except as contemplated by this Section 2.10. The Depositary is authorized to take any and all other actions as may be necessary (including, without limitation, making the necessary notations on, Receipts) to give effect to the terms of this Section 2.10. The Bank agrees to give timely written notice to the Depositary if any Shares issued or to be issued are Partial Entitlement Shares and shall assist the Depositary with the establishment of reasonable procedures enabling the identification of Partial Entitlement Shares upon Delivery to the Custodian.

                                  ARTICLE III

                   CERTAIN OBLIGATIONS OF HOLDERS OF RECEIPTS
                   ------------------------------------------

Section 3.01. Filing Proofs, Certificates and Other Information. Any person
              -------------------------------------------------
presenting Shares for deposit, any Holder and any Beneficial Owner may be required and every Holder and Beneficial Owner agrees from time to time to provide to the Depositary and the Custodian such proof of citizenship or residence, taxpayer status, payment of all applicable taxes or other governmental charges, exchange control approval, legal or beneficial ownership of ADS(s) and Deposited Securities, compliance with applicable laws and the terms of this Deposit Agreement or the Receipt(s) evidencing the ADS(s) and the provisions of, or governing, the Deposited Securities, to execute such certifications and to make such representations and warranties, and to provide such other information and documentation (or, in the case of Shares in registered form presented for deposit, such information relating to the registration on the books of the Bank or of the appointed agent of the Bank for the registration and transfer of Shares), to execute such certificates and to make such representations and warranties, as the Depositary or Custodian may deem necessary or proper or as the Bank may reasonably require by written request to the Depositary consistent with its obligations hereunder. The Depositary and the Registrar, as applicable, may withhold the execution or delivery or registration of transfer of any Receipt or the distribution or sale of any dividend or distribution of rights or of the proceeds thereof or, to the extent not limited by the terms of Section 7.08 hereof, the delivery of any Deposited Securities until such proof or other information is filed or such certifications are executed, or such representations are made, or such other documentation or information provided, in each case to the Depositary's, the Custodian's, the Registrar's and the Bank's satisfaction. The Depositary shall provide the Bank, in a timely manner, with copies or originals if necessary and appropriate of (i) any such proofs of citizenship or residence, taxpayer status, or exchange control approval which it receives, and (ii) any other information or documents which the Bank may reasonably request and which the Depositary shall request and receive from the Holder or Beneficial Owner or any person presenting Shares for deposit or ADSs for cancellation, transfer or withdrawal. Nothing herein shall obligate the Depositary to (i) obtain any information for the Bank if not provided by the Holders or Beneficial Owners, or (ii) verify or vouch for the accuracy of the information so provided by the Holders or Beneficial Owners.

Section 3.02. Liability of Holder for Taxes and Other Charges. If any tax or
              -----------------------------------------------
other governmental charge shall become payable with respect to any Receipt or any Deposited Securities represented by the American Depositary Shares evidenced by such Receipt, such tax or other governmental charge shall be payable by the Holder of such Receipt to the Depositary. The Depositary may refuse to effect any registration of transfer of all or part of such Receipt or to issue any new Receipt or Receipts or to permit any deposit or withdrawal of Deposited Securities represented by the American Depositary Shares evidenced by such Receipt until such payment is made, and the Bank, Custodian and/or the Depositary may withhold or deduct from any dividends or other distributions, or may sell for the account of the Holder thereof any part or all of the Deposited Securities represented by the American Depositary Shares evidenced by such Receipt, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge, the

Holder of such Receipt remaining liable for any deficiency. Every Holder and Beneficial Owner agrees to indemnify the Depositary, the Bank, the Custodian, and any of their agents, officers, employees and Affiliates for, and to hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for such Holder and/or Beneficial Owner.

Section 3.03. Representations and Warranties on Deposit of Shares. Each person
              ---------------------------------------------------
depositing Shares under this Deposit Agreement shall be deemed thereby to represent and warrant that (i) such Shares and the certificates therefor are duly authorized, validly issued and outstanding, fully paid and non-assessable, and legally obtained by such person, (ii) all preemptive rights, if any, with respect to such Shares have been validly waived or exercised, (iii) the person making such deposit is duly authorized to do so, (iv) and the Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and (v) the Shares presented for deposit have not been stripped of any rights or entitlements. Each such person shall also be deemed to represent that the Shares presented for deposit are not, and the American Depositary Shares issuable upon such deposit will not be, Restricted Securities and that the deposit of Shares or sale of the ADSs by that person is not restricted under the Securities Act of 1933. Such representations and warranties shall survive the deposit and withdrawal of Shares and the issuance and cancellation of Receipts in respect thereof. If any such representations or warranties are false in any way, the Bank and the Depositary shall be authorized, at the cost and expense of the person depositing Shares, to take any and all actions reasonably necessary to correct the consequences thereof.

Section 3.04. Compliance with Information Requests. Notwithstanding any other
              ------------------------------------
provision of this Deposit Agreement or any Receipt(s), each Holder and Beneficial Owner agrees to comply with requests from the Bank from time to time, including requests made pursuant to Brazilian law, the rules and requirements of the Sao Paulo Stock Exchange, and any other stock exchange on which the Shares are, or will be, registered, traded or listed, or the Charter, which are made to provide information, inter alia, as to the capacity in which such Holder or
                     ----- ----
Beneficial Owner, as applicable, owns ADSs (and Shares as the case may be) and regarding the identity of any other person(s) interested in such ADSs and the nature of such interest and various other matters, whether or not they are Holders and/or Beneficial Owners at the time of such request. The Depositary agrees to use its reasonable efforts to comply, at the Bank's expense, with written instructions received from the Bank in a timely manner requesting that the Depositary forward any such request from the Bank to the Holders and to forward to the Bank any such responses to such requests received by the Depositary.

         The Depositary and the Bank (i) shall comply with the laws, rules, regulations and orders of any nature whatsoever (collectively, "Regulations") of the Brazilian Monetary Council, the Central Bank of Brazil (Banco Central do Brasil, or "Central Bank") and the Brazilian Securities Commission (Comissao de Valores Mobiliarios or the "CVM") as such Regulations may be amended from time to time, as applicable to the transactions contemplated hereby, including without limitations the provisions of Article 3 of Annex V to Brazil's Monetary Council Resolution number 1,289, as amended, and (ii) agree to furnish to the CVM and the Central Bank, whenever required, any and all information and documents required pursuant to any such Regulations, including without limitation any such information or documents related to the approved ADR program

(including, without limitation, the ADSs and the Receipts), the Deposited Securities and distributions thereon, or this Deposit Agreement or the obligations of the Depositary or the Bank hereunder.

Section 3.05. Ownership Restrictions. Notwithstanding any other provision in
              ----------------------
this Deposit Agreement or any Receipt, the Bank may restrict transfers of the Shares where such transfer might result in ownership of Shares exceeding limits imposed by applicable law or the Charter. The Bank may also restrict, in such manner as it deems appropriate, transfers of the American Depositary Shares where such transfer may result in the total number of Shares represented by the American Depositary Shares owned by a single Holder or Beneficial Owner to exceed any such limits. The Bank may, in its sole discretion, but, in each case, subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limitation set forth in the preceding sentence, including, but not limited to, the imposition of restrictions on the transfer of ADSs, the removal or limitation of voting rights or the mandatory sale or disposition on behalf of a Holder or Beneficial Owner of the Shares represented by the American Depositary Shares held by such Holder or Beneficial Owner in excess of such limitations.

                                   ARTICLE IV

                            THE DEPOSITED SECURITIES
                            ------------------------

Section 4.01. Power of Attorney. The Bank hereby confirms its appointment of the
              -----------------
Depositary as depositary for the Deposited Securities and authorizes and directs the Depositary to act in accordance with the terms and conditions set forth in this Deposit Agreement and the applicable ADRs. Each Holder and Beneficial Owner, upon acceptance of American Depositary Share(s) represented by a Receipt issued in accordance with the terms hereof, appoints the Depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all steps or action provided for or contemplated herein with respect to the Deposited Securities, to adopt any and all procedures necessary to comply with applicable law, including, but not limited to, those set forth in this
Article IV, and to take such further steps or action as the Depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of this Deposit Agreement.

Section 4.02. Cash Distributions. Whenever the Depositary receives any cash
              ------------------
dividend or other cash distribution on any Deposited Securities, or proceeds from the sale of Deposited Securities, the Depositary will, if at the time of receipt thereof any amounts received in a Foreign Currency can in the judgment of the Depositary, pursuant to Section 4.08 hereof, be converted on a practicable basis into Dollars transferable to the United States, and subject to the Deposit Agreement, promptly convert or cause to be converted such dividend or distribution into Dollars and will distribute promptly the amount thus received (net of fees of, and expenses incurred by, the Depositary) to the Holders entitled thereto as of the record date established pursuant to Section
4.09 hereof, in proportion to the number of American Depositary Shares held by them respectively. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one Cent, and any balance not so distributable shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders of Receipts then outstanding. If the Bank or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes or other governmental charges, the amount distributed to Holders on the American Depositary Shares representing such Deposited Securities shall be reduced accordingly. Such withheld amounts shall be forwarded to the relevant governmental authority by the person holding the withheld amounts. Evidence of any such payment by the Bank to such governmental authority shall be forwarded by the Bank to the Depositary upon request.

Section 4.03. Distribution in Shares. If any distribution upon any Deposited
              ----------------------
Securities consists of a dividend in, or free distribution of, Shares, the Bank shall cause such Shares to be deposited with and registered in the name of the Custodian and thereupon the Depositary may, with the Bank's approval, and shall, if the Bank so requests, subject to Section 5.07 hereof, either (i) distribute to the Holders entitled thereto, as of the record date fixed pursuant to Section
4.09 hereof, in proportion to the number of American Depositary Shares held by them respectively, additional Receipts for American Depositary Shares, which represents in aggregate the number of Shares received as such dividend, or free distribution, subject to the terms of this Deposit Agreement, including, without limitation, Sections 2.02, 2.04, 5.07 and 5.09 hereof; in lieu of delivering Receipts for fractional American Depositary Shares in any such case, the Depositary shall sell the number of Shares or ADSs, as the case may be, represented by the aggregate of such fractions and distribute the net proceeds, all in the manner and subject to the conditions described in Section 4.02 or
(ii) if additional Receipts are not so distributed, each American Depositary Share shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby. In the event that the Depositary determines that any distribution in property (including Shares) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, or, if after the Bank, in the fulfillment of its obligation under
Section 5.07 hereof, has furnished an opinion of U.S. counsel determining that Shares must be registered under the Securities Act or other laws in order to be distributed to Holders (and no such registration statement has been declared effective), or if the Bank does not provide a satisfactory opinion as provided in Section 5.07, the Depositary may adopt such methods, if any, as the Depositary may deem equitable and practicable (after consultation with the Bank) for purposes of effecting such distribution, including disposal of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes or charges, or effect the distribution of unregistered Shares, and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes or charges to Holders entitled thereto in proportion to the number of American Depositary Shares held by them respectively and the Depositary shall hold and/or distribute any unsold balance of such property in accordance with the provisions of this Deposit Agreement.

Section 4.04. Rights. (a) Distribution to ADS Holders. Whenever the Bank intends
              ------      ---------------------------
to distribute to the holders of the Deposited Securities rights to subscribe for additional Shares, the Bank shall give notice thereof to the Depositary at least forty-five (45) days prior to the proposed distribution stating whether or not it wishes such rights to be made available to Holders of ADSs. Upon timely receipt of a notice indicating that the Bank wishes such rights to be made available to Holders of ADSs, the Depositary shall consult with the Bank to determine, and the Bank shall assist the Depositary in its determination, whether it is lawful and reasonably practicable to make such rights available to the Holders. The Depositary shall make such rights available to Holders only if

(i) the Bank shall have timely requested that such rights be made available to Holders, (ii) the Depositary shall have received satisfactory documentation within the terms of Section 5.07, and (iii) the Depositary shall have determined that such distribution of rights is reasonably practicable. In the event any of the conditions set forth above are not satisfied or if the Bank requests that the rights not be made available to Holders of ADSs, the Depositary shall proceed with the sale of the rights as contemplated in Section 4.04(b) below. In the event all conditions set forth above are satisfied, the Depositary shall establish an ADS Record Date (upon the terms described in Section 4.09) and establish procedures to (x) distribute rights to purchase additional ADSs (by means of warrants or otherwise), (y) to enable the Holders to exercise such rights (upon payment of the subscription price and of the applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes), and (z) to deliver ADSs upon the valid exercise of such rights. The Bank shall assist the Depositary to the extent reasonably necessary in establishing such procedures. Nothing herein shall obligate the Depositary to make available to the Holders a method to exercise rights to subscribe for Shares (rather than ADSs).

         (b) Sale of Rights. If (i) the Bank does not timely request the
             --------------
Depositary to make the rights available to Holders or requests that the rights not be made available to Holders, (ii) the Depositary fails to receive reasonably satisfactory documentation within the terms of Section 5.07 or determines it is not reasonably practicable to make the rights available to Holders, or (iii) any rights made available are not exercised and appear to be about to lapse, the Depositary shall determine whether it is lawful and reasonably practicable to sell such rights, in a riskless principal capacity, at such place and upon such terms (including public or private sale) as it may deem practicable. The Bank shall assist the Depositary to the extent reasonably necessary to determine such legality and practicability. The Depositary shall, upon such sale, convert and distribute proceeds of such sale (net of applicable
(a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes) upon the terms set forth in Section 4.01.

         (c) Lapse of Rights. If the Depositary is unable to make any rights
             ---------------
available to Holders upon the terms described in Section 4.04(a) or to arrange for the sale of the rights upon the terms described in Section 4.04(b), the Depositary shall allow such rights to lapse.

         The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or practicable to make such rights available to Holders in general or any Holders in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or exercise, or (iii) the content of any materials forwarded to the Holders on behalf of the Bank in connection with the rights distribution.

        In the event that the Bank, the Depositary or the Custodian shall be required to withhold and does withhold from any distribution of property (including rights) an amount on account of taxes or other governmental charges, the amount distributed to the Holders of ADSs representing such Deposited Securities shall be reduced accordingly. In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes or charges. Because Brazilian law presently does not contemplate the issuance of rights in negotiable form and the possibility of such issuance is unlikely, a liquid market for rights may not exist, and this may adversely affect (1) the ability of the Depositary to dispose of such rights or (2) the amount the Depositary would realize upon disposal of rights.

         There can be no assurance that Holders generally, or any Holder in particular, will be given the opportunity to receive or exercise rights on the same terms and conditions as the holders of Shares or be able to exercise such rights. Nothing herein shall obligate the Bank to file any registration statement in respect of any rights or Shares or other securities to be acquired upon the exercise of such rights.

         Nothing in the Receipts or in this Deposit Agreement shall create, or shall be construed to create, any obligation on the part of the Bank to secure an exemption from the registration requirements of the Securities Act for any such rights or securities or to file such a registration statement or to endeavor to have such a registration statement declared effective. The Holders alone shall be responsible for the payment of any taxes or other governmental charges due as a result of transfers pursuant to this Section 4.04.

         References in this Section 4.04 to "Holders" are to Holders as of the ADS Record Date fixed pursuant to Section 4.09.

Section 4.05. Distributions Other Than Cash, Shares or Rights to Purchase
              -----------------------------------------------------------
Shares. Whenever the Custodian shall receive any distribution other than cash,
------
Shares or rights to purchase any Deposited Securities, the Depositary shall, after consultation with the Bank, and after obtaining, at the Bank's expense, opinion(s) of counsel satisfactory to the Depositary that the proposed distribution does not violate any applicable laws or regulations, cause the securities or property so received to be distributed to the Holders entitled thereto, as of the record date fixed pursuant to Section 4.09 hereof, in proportion to the number of American Depositary Shares held by them respectively, in any manner that the Depositary may deem practicable for accomplishing such distribution, net of expenses of the Depositary; provided, however, that, if in the opinion of the Depositary or its counsel, it cannot cause such securities or property to be distributed or such distribution cannot be made proportionately among the Holders entitled thereto, or if for any other reason (including without limitation any requirement (i) that the Bank, the Depositary or the Custodian withhold an amount on account of taxes or other governmental charges or (ii) that under applicable securities or exchange control regulations or law such securities must be registered under the Securities Act or other law in order to be distributed to Holders), the Depositary deems all or any portion of such distribution not to be practicable, the Depositary shall determine a method of effecting such distribution or paying such taxes or governmental charges and may rely on such advice, which method may include, but not be limited to, the sale (at public or private sale) of the securities or property thus received, or any part thereof, and the distribution of the net proceeds of any such sale (net of taxes, fees and expenses of the Depositary set forth in Section 5.09 or Exhibit B hereof) by the Depositary to the Holders entitled thereto as in the case of a distribution received in cash.

Section 4.06. Elective Distributions in Cash or Shares. Whenever the Bank intends to make a distribution payable at the election of the holders of Shares in cash or in additional Shares, the Bank shall give notice thereof to the Depositary at least thirty (30) days prior to the proposed distribution stating whether or not it wishes such elective distribution to be made available to

Holders of ADSs. Upon timely receipt of notice indicating that the Bank wishes such elective distribution to be made available to Holders of ADSs, the Depositary shall consult with the Bank to determine, and the Bank shall assist the Depositary in its determination, whether it is lawful and reasonably practicable to make such elective distribution available to the Holders of ADSs. The Depositary shall make such elective distribution available to Holders only if (i) the Bank shall have timely requested that the elective distribution be made available to Holders, (ii) the Depositary shall have determined that such distribution is reasonably practicable and (iii) the Depositary shall have received satisfactory documentation within the terms of Section 5.07. If the above conditions are not satisfied, the Depositary shall, to the extent permitted by law, distribute to the Holders, on the basis of the same determination as is made in Brazil in respect of the Shares for which no election is made, either (X) cash upon the terms described in Section 4.02 or
(Y) additional ADSs representing such additional Shares upon the terms described in Section 4.03. If the above conditions are satisfied, the Depositary shall establish an ADS Record Date (on the terms described in Section 4.09) and establish procedures to enable Holders to elect the receipt of the proposed distribution in cash or in additional ADSs. The Bank shall assist the Depositary in establishing such procedures to the extent reasonably necessary. If a Holder elects to receive the proposed distribution (X) in cash, the distribution shall be made upon the terms described in Section 4.02, or (Y) in ADSs, the distribution shall be made upon the terms described in Section 4.03. Nothing herein shall obligate the Depositary to make available to Holders a method to receive the elective distribution in Shares (rather than ADSs). There can be no assurance that Holders generally, or any Holder in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Shares.

Section 4.07. Redemption. In the event that the Bank exercises any right of
              ----------
redemption in respect of Shares, and the Bank has issued a notice to the Depositary as set forth below, the Depositary will redeem, from the amounts received by it in respect of such redemption, that number of American Depositary Shares of Shares with respect to which such right of redemption is exercised which represents the number of Shares deposited hereunder so redeemed. Subject to Sections 4.02, 4.03 and 4.08 hereof (to the extent applicable), the redemption price per American Depositary Share to be redeemed will be equal to the per share amount received by the Depositary upon the redemption of the Shares represented by such American Depositary Share multiplied by the number of Shares (or the fraction of a Share) represented by each such American Depositary Share. If less than all of the outstanding Shares are redeemed, the American Depositary Shares to be redeemed will be selected by lot or redeemed pro rata as may be determined by the Depositary. Notice from the Bank of its exercise of its rights of redemption in respect of the Shares must be given to the Depositary not less than 30 days nor more than 60 days prior to the date fixed for redemption. Promptly after receiving such notice from the Bank, the Depositary will deliver such notice to all Holders.

Section 4.08. Conversion of Foreign Currency. Whenever the Depositary or the
              ------------------------------
Custodian shall receive Reais or other Foreign Currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, which in the judgment of the Depositary can at such time be converted on a practicable basis, by sale or in any other manner that it may determine in accordance with applicable law, into Dollars distributable to the Holders entitled thereto and transferable to the United States, the Depositary shall promptly convert or cause to be converted, by sale or in any other manner that it may determine, such Foreign Currency into Dollars, and shall transfer such Dollars (net of any of its reasonable and customary expenses incurred in such conversion and any expenses incurred on behalf of the Holders in complying with currency exchange control or other governmental requirements) to the Holders entitled thereto or, if the Depositary shall have distributed any warrants or other instruments that entitle the holders thereof to such Dollars, then to the holders of such warrants and/or instruments upon surrender thereof for cancellation, in either case without liability for interest thereon. Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among Holders on account of any application of exchange restrictions or otherwise.

         If such conversion or distribution generally or with regard to a particular Holder can be effected only with the approval or license of any government or agency thereof, the Depositary and the Custodian shall have discretion and authority at such Holder's expense to file such application for approval or license, if any, as it may deem desirable. In no event, however, shall the Depositary or the Custodian be obligated to make such a filing.

         If at any time the Depositary shall determine that in its judgment any Foreign Currency received by the Depositary is not convertible on a practicable basis into Dollars distributable to the Holders entitled thereto and transferable to the United States, or if any approval or license of any government or authority or agency thereof that is required for such conversion, transfer and/or distribution is denied or in the opinion of the Depositary is not obtainable at a reasonable cost or within a reasonable period as determined by the Depositary, the Depositary may distribute the Foreign Currency (or an appropriate document evidencing the right to receive such Foreign Currency) received by the Depositary or the Custodian to, or in its discretion may hold such Foreign Currency (without liability for interest thereon) for the respective accounts of, the Holders entitled to receive the same.

         If any such conversion of Foreign Currency, in whole or in part, is not practicable for distribution to certain Holders entitled thereto, the Depositary may in its discretion make such conversion and distribution in Dollars to the extent practicable to the Holders for whom such conversion and distribution is practicable and may distribute the balance of the Foreign Currency received by the Depositary to, or hold such balance (without liability for interest thereon) for the account of, the Holders for whom such conversion and distribution is not practicable.

Section 4.09. Fixing of Record Date. Whenever the Depositary shall receive
              ---------------------
notice of the fixing of a record date by the Bank for the determination of holders of Deposited Securities entitled to receive any cash dividend or other cash distribution or any distribution other than cash, or any Shares, rights to be issued with respect to the Deposited Securities, or other distribution, or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each American Depositary Share, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient in connection with the giving of any notice, solicitation of any consent or any other matter, the Depositary shall, after consultation with the Bank, fix a record date (the "ADS Record Date") for the determination of the-Holders of Receipts (which, to the extent practicable, shall be the same corresponding record date for Shares or other Deposited Securities set by the
Bank) who shall be entitled to receive such dividend, distribution rights or the net proceeds of the sale thereof, to give instructions for the exercise of voting rights at any such meeting, or to give or withhold such consent, or to receive such notice or solicitation or to otherwise take action, or to exercise the rights of Holders with respect to such changed number of Shares represented by each American Depositary Share. Subject to the provisions of Section 4.02 through 4.08 and to the other terms and conditions of this Deposit Agreement, the Holders of Receipts at the close of business in New York on the ADS Record Date shall be entitled to receive the amount distributable by the Depositary with respect to such dividend or other distribution or such rights or the net proceeds of sale thereof in proportion to the number of American Depositary Shares held by them respectively, or to give such voting instructions, to receive such notice or solicitation, or otherwise take action.

Section 4.10. Voting of Deposited Securities. As soon as practicable after
              ------------------------------
receipt of notice of any meeting at which the holders of Shares are entitled to vote, or of solicitation of consents or proxies from holders of Shares or other Deposited Securities, the Depositary, in accordance with the provisions of
Section 4.9, shall fix the ADS Record Date in respect of such meeting for the giving of instructions for voting or such consent or proxy. The Depositary shall, if requested in writing in a timely manner (which notice shall have been received by the Depositary at least 20 days prior to such vote or meeting or the Depositary shall have no obligation to so notify Holders hereunder) by the Bank and at the Bank's expense, mail to Holders (a) such notice of meeting, (b) a statement that the Holders at the close of business on the specified ADS Record Date will be entitled, subject to any applicable law, the Charter and the provisions of or governing Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Bank), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Securities represented by such Holder's American Depositary Shares, and (c) a brief statement as to the manner in which such instructions may be given. Upon the receipt of instruction of a Holder of American Depositary Shares as of the ADS Record Date received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Charter and the provisions of the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities represented by American Depositary Shares in accordance with the instructions set forth in such request.

         Neither the Depositary nor the Custodian shall, under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Shares or other Deposited Securities represented by American Depositary Shares except pursuant to and in accordance with such written instructions from Holders. Shares or other Deposited Securities represented by American Depositary Shares for which no specific voting instructions are received by the Depositary from the Holder shall not be voted. Notwithstanding anything else contained in this Deposit Agreement, the Depositary shall not have any obligation to take any action with respect to any meeting of holders of Shares or other Deposited Securities if the taking of such action violates U.S. laws. The Bank agrees to take any and all actions reasonably necessary to enable Holders and Beneficial Owners to exercise the voting rights to which the Shares or other Deposited Securities are entitled in accordance with applicable law and to deliver to the Depositary an opinion of Bank's U.S. counsel addressing any actions requested to be taken if requested by the Depositary.

Section 4.11. Changes Affecting Deposited Securities. Upon any change in nominal
              --------------------------------------
or par value, split-up, cancellation, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Bank or to which it is a party, any securities which shall be received by the Depositary or a Custodian in exchange for, or in conversion of or replacement or otherwise in respect of, such Deposited Securities shall be treated as new Deposited Securities under this Deposit Agreement, and the Receipts shall, subject to the provisions of this Deposit Agreement and applicable law, evidence American Depositary Shares representing the right to receive such additional securities. Alternatively, the Depositary may, with the Bank's approval, and shall, if the Bank shall so request, subject to the terms of this Deposit Agreement and receipt of an opinion of counsel to the Bank satisfactory to the Depositary that such distributions are not in violation of any applicable laws or regulations, execute and deliver additional Receipts as in the case of a stock dividend on the Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts, in either case, as well as in the event of newly deposited Shares, with necessary modifications to the form of Receipt contained is Exhibit A hereto, specifically describing such new Deposited Securities or corporate change. The Bank agrees to, jointly with the Depositary, amend the Registration Statement on Form F-6 as filed with the Commission to permit the issuance of such new form of Receipts. Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all Holders, the Depositary may, and with the Bank's approval, shall if the Bank requests, subject to receipt of an opinion of Bank's counsel satisfactory to the Depositary that such action is not in violation of any applicable laws or regulations, sell such securities at public or private sale, at such place or places and upon such terms as it may deem practicable and shall allocate the net proceeds of such sales (net of (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes) for the account of the Holders otherwise entitled to such securities upon an averaged or other practicable basis without regard to any distinctions among such Holders and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to Section 4.02. The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or practicable to make such securities available to Holders in general or any Holder or Holders in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or (iii) any liability to the purchaser of such securities.

Section 4.12.  Available  Information.  The Bank is subject to the periodic
               ----------------------
reporting requirements of the Exchange Act and accordingly will file certain information with the Commission. These reports and documents can be inspected and copied at the public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549.

Section 4.13. Reports. The Depositary shall make available for inspection by
              -------
Holders at its Principal Office any reports and communications, including any proxy soliciting materials, received from the Bank which are both (a) received by the, Depositary, the Custodian, or the nominee of either of them as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Bank. The Depositary shall, if so requested by, and at the expense of, the Bank, also send to Holders copies of such reports when furnished by the Bank to the Depositary, the Custodian, or the nominee of either of them as the holder of the Deposited Securities pursuant to
Section 5.06.

Section 4.14. List of Holders. Promptly upon written request by the Bank, the
              ---------------
Depositary shall furnish to it a list, as of a recent date, of the names, addresses and holdings of American Depositary Shares of all Holders.

Section 4.15. Taxation. The Depositary or the Custodian will forward to the Bank
              --------
or its agents such information from its records as the Bank may reasonably request to enable the Bank or its agents to file necessary reports with governmental authorities or agencies, and the Depositary, the Custodian or the Bank or its agents may file such reports as are necessary to reduce or eliminate applicable taxes on dividends and other distributions in respect of Deposited Securities and other benefits under applicable tax treaties for the Holders and Beneficial Owners. In accordance with instructions from the Bank and to the extent practicable and at the expense of the Bank, the Depositary will take, or will cause the Custodian to take, reasonable administrative actions to obtain tax refunds, reduced withholding of tax at source on dividends and other benefits under applicable tax treaties with respect to dividends and other distributions on the Deposited Securities. Holders and Beneficial Owners of American Depositary Shares evidenced by Receipts representing Deposited Securities may be required from time to time to file such proof of taxpayer status or residence and beneficial ownership (as applicable), to execute such certificates and to make such representations and warranties, or to provide any other information or documents as the Depositary or the Custodian may deem necessary or proper to fulfill the Depositary's or the Custodian's obligations under applicable law. Holders and Beneficial Owners shall provide the Depositary, in a timely manner, with copies, or originals if necessary and appropriate, of any such proofs of residence, taxpayer status, beneficial ownership and any other information or documents which the Depositary may reasonably request. The Holders and Beneficial Owners shall indemnify the Depositary, the Bank, the Custodian and any of their respective directors, employees, agents and Affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for such Holder pursuant to this Section 4.15.

         If the Bank (or any of its agents) withholds from any distribution any amount on account of taxes or governmental charges, or pays any other tax in respect of such distribution (i.e., stamp duty tax, capital gains or other similar tax), the Bank shall (and shall cause such agent to) remit promptly to the Depositary information about such taxes or governmental charges withheld or paid, and, if so requested, the tax receipt (or other proof of payment to the applicable governmental authority) therefor, in each case, in a form reasonably satisfactory to the Depositary. The Depositary shall, to the extent required by U.S. law, report to Holders any taxes withheld by it or the Custodian, and, if such information is provided to it by the Bank, any taxes withheld by the Bank. The Depositary and the Custodian shall not be required to provide the Holders with any evidence of the remittance by the Bank (or its agents) of any taxes withheld, or of the payment of taxes by the Bank, except to the extent the evidence is provided by the Bank to the Depositary or the Custodian, as applicable. Neither the Depositary nor the Custodian shall be liable for the failure by any Holder or Beneficial Owner to obtain the benefits of credits on the basis of non-U.S. tax paid against such Holder's or Beneficial Owner's income tax liability.

         The Depositary is under no obligation to provide the Holders and Beneficial Owners with any information about the tax status of the Bank. The Depositary shall not incur any liability for any tax consequences that may be incurred by Holders and Beneficial Owners on account of their ownership of the ADSs, including without limitation, tax consequences resulting from the Bank (or any of its subsidiaries) being treated as a "Foreign Personal Holding Company," or as a "Passive Foreign Investment Company" (in each case as defined in the U.S. Internal Revenue Code and the regulations issued thereunder) or otherwise.

                                   ARTICLE V

                   THE DEPOSITARY, THE CUSTODIAN AND THE BANK
                   ------------------------------------------

Section 5.01. Maintenance of Office and Transfer Books by the Registrar. Until
              ---------------------------------------------------------
termination of this Deposit Agreement in accordance with its terms, the Registrar shall maintain in the Borough of Manhattan, the City of New York, an office and facilities for the execution and delivery, registration, registration of transfers, combination and split-up of Receipts, the surrender of Receipts and the delivery and withdrawal of Deposited Securities in accordance with the provisions of this Deposit Agreement.

         The Registrar shall keep books for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by the Bank and by the Holders of such Receipts, provided that such inspection shall not be, to the Registrar's knowledge, for the purpose of communicating with Holders of such Receipts in the interest of a business or object other than the business of the Bank or a matter related to this Deposit Agreement or the Receipts.

         The Registrar may close the transfer books with respect to the Receipts, at any time or from time to time, when deemed necessary or advisable by it in good faith in connection with the performance of its duties hereunder, or at the reasonable written request of the Bank subject, in all cases, to
Section 7.08 hereof.

         If any Receipts or the American Depositary Shares evidenced thereby are listed on one or more stock exchanges or automated quotation systems in the United States, the Depositary may act as Registrar if appointed by the Bank or, with the written approval of the Bank, appoint a Registrar or one or more co-registrars for registration of Receipts and transfers, combinations and split-ups, and to countersign such Receipts in accordance with any requirements of such exchanges or systems. Such Registrar or co-registrars may be removed and a substitute or substitutes appointed by the Depositary upon the written request or with the written approval of the Bank.

Section 5.02. Prevention or Delay in Performance. Neither the Depositary nor the
              ----------------------------------
Bank nor any of their respective controlling persons, directors, employees, agents or Affiliates shall incur any liability to any Holder or any other person, if, by reason of any provision of any present or future law or regulation of the United States, Brazil or any other country, or of any other governmental authority or regulatory authority or stock exchange, or by reason of any provision, present or future, of the Charter or provisions of or governing any Deposited Securities, or by reason of any act of God or war or other circumstances beyond its control, the Depositary, its controlling persons or its agents or the Bank or its agents shall be prevented or forbidden from or subjected to any civil or criminal penalty or, restraint on account of, or delayed in, doing or performing any act or thing which by the terms of this Deposit Agreement it is provided shall be done or performed; nor shall the Depositary, its controlling persons or its agents or the Bank, its controlling person or its agents incur any liability to any Holder or other person by reason of any non-performance or delay, caused as aforesaid, in performance of any act or thing which by the terms of this Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in this Deposit Agreement or in the Charter or provisions of or governing Deposited Securities. Where, by the terms of a distribution pursuant to Section 4.02, 4.03, or 4.04 of this Deposit

Agreement, or an offering or distribution pursuant to Section 4.05, 4.06, 4.11 or 5.07 of, this Deposit Agreement or in the Charter, or for any other reason, such distribution or offering may not be made available to Holders, or some of them, and the Depositary may not dispose of such distribution or offering on behalf of such Holders and make the net proceeds available to such Holders, then the Depositary shall not make such distribution or offering, and shall allow any such rights, if applicable, to lapse. Neither the Depositary nor the Bank shall incur any consequential or punitive damages for any breach of the terms of this Deposit Agreement.

Section 5.03. Obligations of the Depositary, the Custodian and the Bank. Each of
              ---------------------------------------------------------
the Bank and its agents assumes no obligation and shall be subject to no liability under this Deposit Agreement or the Receipts to Holders or other persons, except that each of the Bank and its agents agrees to perform its obligations specifically set forth in this Deposit Agreement without negligence or bad faith and using its reasonable judgment, without any liability on the part of the Bank or the Depositary to any Holder.

         The Depositary assumes no obligation and shall be subject to no liability under this Deposit Agreement or the Receipts to Holders or other persons (including, without limitation, liability with respect to the validity or worth of the Deposited Securities), except that the Depositary agrees to perform its obligations specifically set forth in this Deposit Agreement without negligence or bad faith.

         The Depositary and the Bank undertake to perform such duties and only such duties as are specifically set forth in this Deposit Agreement, and no implied covenants or obligations shall be read into this Deposit Agreement against the Depositary or the Bank or their respective agents.

         Without limitation of the foregoing, neither the Depositary, its controlling persons, nor any of its agents, nor the Bank its controlling persons nor any of its agents shall be (a) under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required (and no Custodian shall be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary), or (b) liable for any action or inaction by it in reliance upon the advice of or information from legal counsel (including internal legal counsel), accountants, any person presenting Shares for deposit, any Holder, or any other person believed by it in good faith to be competent to give such advice or information. The Depositary, its controlling persons, its agents, any Custodian and the Bank, its controlling persons and its agents may rely and shall be protected in acting upon any written notice, request or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

         The Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote, provided that any such action or omission is in good faith and in accordance with the terms of this Deposit Agreement.

         No disclaimer of liability under the Securities Act is intended by any provision of this Deposit Agreement.

Section 5.04. Resignation and Removal of the Depositary Appointment of Successor
              ------------------------------------------------------------------
Depositary. The Depositary may at any time resign as Depositary
----------
hereunder by written notice of its election to do so delivered to the Bank, such resignation to be effective on the earlier of (i) the 60th day after delivery thereof to the Bank, (whereupon the Depositary shall be entitled to take the actions contemplated in Section 6.02 hereof) or (ii) upon the appointment by the Bank of a successor depositary and its acceptance of such appointment as hereinafter provided.

         The Depositary may at any time be removed by the Bank by written notice of such removal, which notice shall be effective on the earlier of (i) the 60th day after delivery thereof to the Depositary (whereupon the Depositary shall be entitled to take the actions contemplated in Section 6.02 hereof), or
(ii) upon the appointment by the Bank of a successor depositary and its acceptance of such as hereinafter provided.

         In case at any time the Depositary acting hereunder shall resign or be removed, the Bank shall use its best efforts to appoint a successor depositary, which shall be a bank or trust company having an office in the Borough of Manhattan, The City of New York. Every successor depositary shall execute and deliver to its predecessor and to the Bank an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor, but such predecessor, nevertheless, upon payment of all sums due it and on the written request of the Bank shall,
(i) execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder, (ii) duly assign, transfer and deliver all right, title and interest to the Deposited Securities to such successor, and (iii) deliver to such successor a list of the Holders of all outstanding Receipts and such other information relating to Receipts and Holders thereof as the successor may reasonably request. Any such successor depositary shall promptly mail notice of its appointment to such Holders.

         Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.

Section 5.05. The Custodian. The Depositary has initially appointed Banco
              -------------
Bradesco S.A. as Custodian for the purpose of this Deposit Agreement. The Custodian or its successors in acting hereunder shall be subject at all times and in all respects to the direction of the Depositary for the Shares for which the Custodian acts as custodian and shall be responsible solely to it. If any Custodian resigns or is discharged from its duties hereunder with respect to any Deposited Securities and no other Custodian has previously been appointed hereunder, the Depositary shall promptly appoint a substitute custodian that is organized under the laws of Brazil. The Depositary shall require such resigning or discharged Custodian to deliver the Deposited Securities held by it, together with all such records maintained by it as Custodian with respect to such Deposited Securities as the Depositary may request, to the Custodian designated by the Depositary. Whenever the Depositary determines, in its reasonable discretion, that it is appropriate to do so, it may discharge the Custodian with respect to any Deposited Securities and appoint a substitute custodian, which shall thereafter be Custodian hereunder with respect to the Deposited Securities. Immediately upon any such change, the Depositary shall give notice thereof in writing to all Holders of ADRs, each other Custodian and the Company.

         Upon the appointment of any successor depositary, any Custodian then acting hereunder shall, unless otherwise instructed by the Depositary, continue to be the Custodian of the Deposited Securities without any further act or writing, and shall be subject to the direction of the successor depositary. The successor depositary so appointed shall, nevertheless, on the written request of any Custodian, execute and deliver to such Custodian all such instruments as may be proper to give to such Custodian full and complete power and authority to act on the direction of such successor depositary.

Section 5.06. Notices and Reports. On or before the first date on which the Bank
              -------------------
gives notice, by publication or otherwise, of any meeting of holders of Shares or other Deposited Securities, or of any adjourned meeting of such holders, or of the taking of any action by such holders other than at a meeting, or of the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of Deposited Securities, the Bank shall transmit to the Depositary and the Custodian a copy of the notice thereof in the English language but otherwise in the form given or to be given to holders of Shares or other Deposited Securities. The Bank shall also furnish to the Custodian and the Depositary a summary, in English, of any applicable provisions or proposed provisions of the Charter that may be relevant or pertain to such notice of meeting or be the subject of a vote thereat.

         The Depositary, at the Bank's expense, will arrange for the prompt transmittal by the Custodian of (a) such notices, and any other reports and communications which are made generally available by the Bank to holders of its Shares or other Deposited Securities and (b) the Bank's annual report on Form 20-F (or any form then required by the Commission). The Depositary will arrange for the distribution, at the Bank's expense and if so requested by the Bank, of copies thereof to all Holders or make such notices, reports and other communications available to all Holders on a basis similar to that for holders of Shares or other Deposited Securities or on such other basis as the Bank may advise the Depositary or as may be required by any applicable law, regulation or stock exchange requirement. The Bank has delivered to the Depositary and the Custodian a copy of the Charter and provisions of or governing the Shares and any other Deposited Securities issued by the Bank or any Affiliate of the Bank in connection with such Shares, and promptly upon any amendment thereto or change therein, the Bank shall deliver to the Depositary and the Custodian a copy of such amendment thereto or, change therein. The Depositary may rely upon such copy for all purposes of this Deposit Agreement.

        The Depositary will, at the expense of the Bank, make such copy, summary and any other notices, reports and other communications issued by the Bank in connection therewith available for inspection by the Holders of the Receipts evidencing the Shares governed by such provisions at the Depositary's Principal Office, at the office of the Custodian and at any other designated transfer office.

Section 5.07. Issuance of Additional Shares, Etc. The Bank agrees that in the
              ----------------------------------
event that the Bank or any Affiliates proposes (i) an issuance, sale or distribution of additional Shares, (ii) an offering of rights to subscribe for Shares or other Deposited Securities, (iii) an issuance of securities convertible into or exchangeable for Shares, (iv) an issuance of rights to subscribe for securities convertible into or exchangeable for Shares, (v) an elective distribution of cash or Shares, (vi) a redemption of Deposited Securities, (vii) a meeting of holders of Deposited Securities, or solicitation of consents or proxies, relating to any reclassification of securities, merger or consolidation or transfer of assets, or (viii) any reclassification, recapitalization, reorganization, merger, consolidation or sale of assets which affects the Deposited Securities, the Bank will promptly furnish to the Depositary a written opinion of U.S. counsel for the Bank, which counsel shall be reasonably satisfactory to the Depositary, stating whether or not the circumstances of such issue require a registration statement under the Securities Act or other applicable laws (including, without limitation, the Investment Company Act of 1940, as amended, the Exchange Act or the securities laws of the states of the United States) to be in effect or is exempt from such registration requirements; provided, however, that no such opinion shall be required in the event of an issuance of Shares as a bonus, share split or similar free distribution of Shares event. If in the opinion of such counsel a registration statement is required, such counsel shall furnish to the Depositary a written opinion as to whether such registration statement is in effect.

         The Bank agrees that it will obtain legal advice as to whether or not any (i) issuance, sale or distribution of additional Shares, (ii) offering of rights to subscribe for Shares or other Deposited Securities, (iii) issuance of securities convertible into or exchangeable for Shares, (iv) issuance of rights to subscribe for securities convertible into or exchangeable for Shares, (v) elective distribution of cash or Shares, (vi) redemption of Deposited Securities, (vii) meeting of holders of Deposited Securities, or solicitation of consents or proxies, relating to any reclassification of securities, merger or consolidation or transfer of assets, or (viii) any reclassification, recapitalization, reorganization, merger, consolidation or sale of assets which affects the Deposited Securities, (1) requires a registration statement under the Securities Act and other applicable laws covering such securities to be in effect or (2) is exempt from the registration requirements. If, being so advised by counsel, the Bank determines that an issuance of such securities is required to be registered under the Securities Act, the Bank will register such issuance to the extent necessary, alter the terms of the issuance to avoid the registration requirements of the Securities Act or direct the Depositary to take specific measures with respect to the acceptance for deposit of Shares to prevent such issuance from being made in violation of the registration requirements of the Securities Act.

         The Bank agrees with the Depositary that neither the Bank nor any Affiliate will at any time (i) deposit any Shares or other Deposited Securities, either upon original issuance or upon a sale of Shares or other Deposited Securities previously issued and reacquired by the Bank or by any such Affiliate, unless such transaction is registered under the Securities Act, or is exempt from registration thereunder as confirmed by a written opinion from U.S. counsel for the Bank in the United States, which counsel shall be reasonably satisfactory to the Depositary, or (ii) issue additional Shares, rights to subscribe for such Shares, securities convertible into or exchangeable for Shares or rights to subscribe for such securities except under circumstances complying in all respects with the Securities Act.

 Section 5.08. Indemnification
               ---------------

         (a)   Indemnification by the Bank. The Bank agrees to indemnify the
               ---------------------------
Depositary, the Custodian and any of their respective directors, officers, employees, agents and Affiliates against, and hold each of them harmless from, any loss, liability, tax, charge or expense of any kind whatsoever (including, but not limited to, the reasonable fees and expenses of counsel) that may arise
(a) out of or in connection with any offer, issuance, sale, resale, transfer, deposit or withdrawal of Receipts, American Depositary Shares, the Shares, or other Deposited Securities, as the case may be, or any offering documents in respect thereof or (b) out of acts performed or omitted, including, but not limited to, any delivery by the Depositary on behalf of the Bank of information regarding the Bank in connection with this Deposit Agreement, the Receipts, the American Depositary Shares, the Shares, or any Deposited Securities, as the same may be amended, modified or supplemented from time to time, in any such case (i) by the Depositary, the Custodian or any of their respective directors, officers, employees, agents and Affiliates, except to the extent such loss, liability, tax, charge or expense is due to negligence or bad faith of any of them, or (ii) by the Bank or any of its directors, officers, employees, agents and Affiliates.

        The indemnities contained in the preceding paragraph shall not extend to any liability or expense which may arise out of any Pre-Release Transaction (as defined in Section 5.10 hereof) other than a Pre-Release Transaction entered into at the request of the Bank.

         (b) Indemnification by the Depositary. The Depositary agrees to
             ---------------------------------
indemnify the Bank and its directors, officers, employees, agents and Affiliates against, and hold each of them harmless from, any loss, liability, charge or expense of any kind whatsoever (including, but not limited to, the reasonable fees and expenses of counsel) which may arise out of acts performed or omitted by the Depositary or any of its directors, officers, employees or Affiliates, including but not limited to, any delivery by the Bank on behalf of the Depositary of information regarding the Depositary in connection with this Deposit Agreement, as the same may be amended, modified or supplemented from time to time, the Receipts, the American Depositary Shares, the Shares or any Deposited Securities, in any such case, due to the negligence or bad faith of the Depositary or any of its directors, officers, employees or Affiliates.

         (c) Survival. The obligations set forth in this Section shall survive
             --------
the termination of this Deposit Agreement and the succession or substitution of any party hereto.

         (d) Notification and Settlement. Any person seeking indemnification
             ---------------------------
hereunder (an "indemnified person") shall notify the person from whom it is seeking indemnification (the "indemnifying person") of the commencement of any indemnifiable action or claim promptly after such indemnified person becomes aware of such commencement (provided that the failure to make such notification shall not affect such indemnified person's rights otherwise than under this
Section 5.08) and shall consult in good faith with the indemnifying-person as to the conduct of the defense of such action or claim, which defense shall be reasonable in the circumstances. No indemnified person shall compromise or settle any action or claim without the consent of the indemnifying person, which consent shall not be unreasonably withheld.

Section 5.09. Fees and Charges of Depositary. The Bank agrees to pay the
              ------------------------------
expenses, applicable fees or charges of the Depositary and the Registrar, co-transfer agent and co-registrar, and any other agent of the Depositary appointed under this Deposit Agreement, as indicated in this Section 5.09 and Exhibit B hereto to be paid by the Bank, or in accordance with the written agreements between the Bank and the Depositary from time to time, in each case other than the following items which are payable by Holders: (i) the applicable fees and charges of the Depositary for the execution and delivery of

Receipts pursuant to Section 2.04, and the surrender of Receipts pursuant to
Section 2.06, and for the making of distributions pursuant to Section 4.02 through 4.07 hereof, (ii) taxes and other governmental charges, (iii) such registration fees as may from time to time be in effect for the registration of transfers, if any, of Shares generally on the share register of the Bank (or any appointed agent of the Bank for transfer and registration of Shares which may be the Share Registrar) and accordingly applicable to transfers of Shares to the name of the Depositary, a Custodian or their nominees or the person who makes a withdrawal of Shares, on the making of deposits or withdrawals pursuant to Sections 2.02 or 2.06, (iv) such cable, telex and facsimile transmission area delivery expenses as are expressly provided in this Deposit Agreement to be at the expense of persons depositing Shares or Holders, (v) such applicable fees, customary expenses and charges as are incurred by the Depositary in the conversion of Foreign Currency pursuant to Section 4.08 (including, without limitation, expenses incurred on behalf of Holders in connection with compliance with foreign exchange control restrictions), and (vi) such fees and expenses as are incurred by the Depositary (including without limitation expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations) in delivery of Deposited Securities. Any other applicable fees, charges and expenses of the Depositary hereunder will be paid by the Bank after consultation and agreement in writing between the Depositary and the Bank as to the amount and nature of such applicable fees, charges and expenses. Responsibility for payment of such applicable fees and charges may at any time and from time to time be changed by agreement between the Bank and the Depositary. Unless otherwise agreed, the Depositary shall present its statement for such expenses and applicable fees or charges to the Bank once every three months. The applicable fees, charges and expenses of the Custodian are for the sole account of the Depositary.

         The right of the Depositary to receive payment of applicable fees, charges and expenses as provided above shall survive the termination of this Deposit Agreement and, as to any Depositary, the resignation or removal of such Depositary as described in Section 5.04 for those applicable fees, charges and expenses incurred prior to the effectiveness of such resignation or removal.

Section 5.10. Certain Rights of the Depositary, Limitations. Subject to the
              ---------------------------------------------
further terms and provisions of this Section 5.10, the Depositary and its agents, on their own behalf, may own and deal in any class of securities of the Bank and its Affiliates and in Receipts. The Depositary may issue Receipts against evidence of rights to receive Shares from the Bank, any agent of the Bank or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares furnished on behalf of the holder thereof. In its capacity as Depositary, the Depositary shall not lend Shares or Receipts; provided, however, that the Depositary may (i) issue Receipts prior to the
--------  -------
receipt of Shares pursuant to Section 2.02 and (ii) deliver Shares prior to the receipt and cancellation of Receipts pursuant to Section 2.06, including Receipts which were issued under (i) above but for which Shares may not have been received (each such transaction a "Pre-Release Transaction"). The Depositary may receive Receipts in lieu of Shares under (i) above and receive Shares in lieu of Receipts under (ii) above. Each such Pre-Release Transaction will be (a) accompanied by or subject to a written agreement whereby the, person or entity (the "Applicant") to whom Receipts or Shares are to be delivered (w) represents that at the time of the Pre-Release Transaction the Applicant or its customer owns the Shares or Receipts that are to be delivered by the Applicant under such Pre-Release Transaction, (x) agrees to indicate the Depositary as owner of such Shares or Receipts in its records and to hold such Shares or Receipts in trust for the Depositary for the benefit of Holders until such Shares or Receipts are delivered to the Depositary or the Custodian, (y) unconditionally guarantees to deliver to the Depositary or the Custodian, as applicable, such Shares or Receipts and (z) agrees to any additional restrictions or requirements that the Depositary deems appropriate, (b) at all times fully collateralized (marked to market daily) with cash, United States government securities or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five (5) business days notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of Receipts and Shares involved in such Pre-Release Transactions at , any one time to thirty percent (30%) of the Receipts outstanding (without giving effect to Receipts outstanding under (i) above), provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may also set limits with respect to the number of Receipts and Shares involved in Pre-Release Transactions with any one person on a case by case basis as it deems appropriate. The Depositary shall cease conducting Pre-Release Transactions if and when requested in writing by the Bank.

         The Depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not the earnings thereon, shall be held for the benefit of the Holders (other than the Applicant).

Section 5.11. List of Restricted Securities Owners. Upon each issuance by the
              ------------------------------------
Bank of any securities that are Restricted Securities, the Bank shall provide the Depositary a list setting forth, to the actual knowledge of the Bank, those persons or entities who beneficially acquired Restricted Securities. The Bank agrees to advise in writing each of the persons or entities so listed that such Restricted Securities are ineligible for deposit hereunder. The Depositary may rely on any such list and shall not be liable for any action or omission made in reliance thereon.

                                   ARTICLE VI

                           AMENDMENT AND TERMINATION
                           -------------------------

Section 6.01. Amendment, Supplement. The form of the Receipts in respect of the
              ---------------------
Shares and any provisions of this Deposit Agreement may at any time and from time to time be amended or supplemented by written agreement between the Bank and the Depositary in any respect which they may deem necessary or desirable without the consent of the Holders or Beneficial Owners. Any amendment or supplement which shall impose or increase any applicable fees or charges (other than transfer and registration fees, fees in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses), or which shall otherwise prejudice any substantial existing right of Holders or Beneficial Owners, shall got, however, become effective as to outstanding Receipts until the expiration of 60 days after notice of such amendment or supplements shall have been given to the Holders of outstanding Receipts. The parties hereto agree that any amendments or supplements which (i) are reasonably necessary (as agreed by the Bank and the Depositary) in order for (a) the American Depositary Shares to be registered on Form F-6 under the Securities Act or (b) the American Depositary Shares or

Shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any applicable fees or charges to be borne by Holders, shall be deemed not to prejudice any substantial rights of Holders or Beneficial Owners. Every Holder and Beneficial Owner at the time any amendment or supplement so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment or supplement and to be bound by this Deposit Agreement and the applicable Receipt(s) as amended and supplemented thereby. In no event shall any amendment or supplement impair the right of the Holder to surrender such Receipt and receive therefor this Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require an amendment or supplement of this Deposit Agreement to ensure compliance therewith, the Bank and the Depositary may amend or supplement this Deposit Agreement and the Receipt at any time in accordance with such changed laws, rules and regulations. Such amendment or supplement to this Deposit Agreement and the Receipts in such circumstances may become effective before a notice of such amendment or supplement is given to Holders or within any other period of time as required for compliance with such laws, rules or regulations.

Section 6.02. Termination. The Depositary shall, at any time at the written
              -----------
direction of the Bank, terminate this Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. If 60 days shall have expired after (i) the Depositary shall have delivered to the Bank a written notice of its election to resign, or (ii) the Bank shall have delivered to the Depositary a written notice of the removal of the Depositary, and in either case a successor depositary shall not have been appointed and accepted its appointment as provided in Section 5.04, the Depositary may terminate this Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed for such termination. On and after the date of termination of this Deposit Agreement, the Holder of a Receipt will, upon surrender of such Receipt at the Principal Office of the Depositary, upon the payment of the applicable fees and charges of the Depositary for the surrender of Receipts referred to in Section 2.06 and subject to applicable laws and regulations and to the conditions and restrictions therein set forth, and upon payment of any applicable taxes or governmental charges, be entitled to delivery, to it or upon its order, of the amount of Deposited Securities represented by such Receipt. If any Receipts shall remain outstanding after the date of termination of this Deposit Agreement, the Registrar thereafter shall discontinue the registration of transfers of Receipts, and the Depositary shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under this Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in this Deposit Agreement, and shall continue to deliver Deposited Securities, subject to the conditions and restrictions set forth in Section 2.06, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after-deducting, or charging, as the case may be, in each case the applicable fees and charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of this Deposit Agreement and any applicable taxes or governmental charges or assessments). At any time after the expiration of six months from the date of termination of this Deposit Agreement, the Depositary may and intends to sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in an unsegregated account, without liability for interest for the pro rata benefit of the Holders of Receipts whose Receipts have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under this Deposit Agreement with respect to the Receipts and the Shares, Deposited Securities and American Depositary Shares, except to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case the applicable fees and charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of this Deposit Agreement and any applicable taxes or governmental charges or assessments). Upon the termination of this Deposit Agreement as to Receipts, the Bank shall be discharged from all obligations under this Deposit Agreement as to the Receipts and the Shares, Deposited Securities and American Depositary Shares except for its obligations to the Depositary under Sections 5.08 and 5.09 hereof.

                                  ARTICLE VII

                                 MISCELLANEOUS
                                 -------------

Section 7.01. Counterparts. This Deposit Agreement may be executed in any number
              ------------
of counterparts, each of which shall be deemed an original and all of such counterparts shall constitute one and the same agreement. Copies of this Deposit Agreement shall be kept by the Depositary and shall be open to inspection by any Holder during business hours.

Section 7.02. No Third-Party Beneficiaries. This Deposit Agreement is for the
              ----------------------------
exclusive benefit of the parties hereto (and their successors) and shall not be deemed to give any legal or equitable right, remedy or claim whatsoever to any other person, except to the extent specifically set forth in this Deposit Agreement. Nothing in this Agreement shall be deemed to give rise to a partnership or joint venture among the parties nor establish a fiduciary or similar relationship among the parties. The parties hereto acknowledge and agree that (i) the Depositary and its Affiliates may at any time have multiple banking relationships with the Bank and its Affiliates, (ii) the Depositary and its Affiliates may be engaged at any time in transactions in which parties adverse to the Bank or the Holders or Beneficial Owners may have interests and (iii) nothing contained in this Agreement shall (a) preclude the Depositary or any of its Affiliates from engaging in such transactions or establishing or maintaining such relationships or (b) obligate the Depositary or any of its Affiliates to disclose such transactions or relationships or to account for any profit made or payment received in such transactions or relationships.

Section 7.03. Severability. In case any one or more of the provisions contained
              ------------
in this Deposit Agreement or in the Receipts should be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein or therein shall in no way be affected, prejudiced or disturbed thereby.

Section 7.04. Holders and Beneficial Owners as Parties; Binding Effect. The
              --------------------------------------------------------
Holders and Beneficial Owners from time to time shall be parties to the Deposit Agreement and shall be bound by all of the terms and conditions thereof and of any Receipt by acceptance thereof or any beneficial interest therein.

Section 7.05.  Notices.  Any and all notices to be given to the Bank shall be
               -------
deemed to have been duly given if personally delivered or sent by mail, air courier or cable, telex or facsimile transmission, confirmed by letter, addressed to it at Cidade de Deus, Predio Amarelo, 2 andar, Departamento de Acoes e Custodia, Vila Yara, Osasco, Sao Paulo, Brazil, 06029-900, Attention:
Mr. Fernando Tenreiro G. Ferreiro, or to any other address which the Bank may specify in writing to the Depositary.

         Any and all notices to be given to the Depositary shall be deemed to have been duly given if personally delivered or sent by mail, air courier or cable, telex or facsimile transmission, confirmed by letter personally delivered or sent by mail or air courier, addressed to Citibank, N.A., 111 Wall Street, New York, New York 10043, U.S.A. Attention: ADR Department, or to any other address which the Depositary may specify in writing to the Bank.

         Any and all notices to be given to the Custodian shall be deemed to have been duly given if personally delivered or sent by mail, air courier or cable, telex or facsimile transmission, confirmed by letter addressed to it at Cidade de Deus, Predio Amarelo, 2 andar, Departamento de Acoes e Custodia, Vila Yara, Osasco, Sao Paulo, Brazil, 06029-900, Attention: Mr. Fernando Tenreiro G. Ferreiro, or to any other address which the Custodian may specify in writing to the Bank and the Depositary.

         Any and all notices to be given to any Holder shall be deemed to have been duly given if (a) personally delivered or sent by mail or air courier or cable, telex or facsimile transmission, confirmed by letter, addressed to such Holder at the address of such Holder as it appears on the transfer books for Receipts of the Depositary, or, if such Holder shall have filed with the Depositary a written request that notices intended for such Holder be mailed to some other address, at the address specified in such request or (b) if a Holder shall have designated such means of notification as an acceptable means of notification under the terms of this Deposit Agreement, by means of electronic messaging addressed for delivery to the e-mail address designated by the Holder for such purpose. Notice to Holders shall be deemed to be notice to Beneficial Owners for all purposes of this Deposit Agreement. Failure to notify a Holder or any defect in the notification to a Holder shall not affect the sufficiency of notification to other Holders or to the Beneficial Owners of ADSs held by such other Holders.

         Delivery of a notice sent by mail, air courier or cable, telex or facsimile transmission shall be deemed to be effective at the time when a duly addressed letter containing the same (or a confirmation thereof in the case of a cable, telex or facsimile transmission) is deposited, postage prepaid, in a post-office letter box or delivered to an air courier service, without regard for the actual receipt or time of actual receipt thereof by a Holder. The Depositary or the Bank may, however, act upon any cable, telex or facsimile transmission received by it from the other or from any Holder, the Custodian or the Bank notwithstanding that such cable, telex or facsimile transmission shall not subsequently be confirmed by letter as aforesaid.

         Delivery of a notice by means of electronic messaging shall be deemed to be effective at the time of the initiation of the transmission by the sender (as shown on the sender's records), notwithstanding that the intended recipient retrieves the message at a later date, fails to retrieve such message, or fails to receive such notice on account of its failure to maintain the designated e-mail address, its failure to designate a substitute e-mail address or for any other reason.

Section 7.06. Governing Law and Jurisdiction. This Deposit Agreement and the
              ------------------------------
Receipts shall be interpreted in accordance with, and all rights hereunder and thereunder and provisions hereof and thereof shall be governed by, the laws of the State of New York without reference to the principles of choice of law thereof. Notwithstanding anything contained in this Deposit Agreement, any ADR or any present or future provisions of the laws of the State of New York, the rights of holders of Shares and of any other Deposited Securities and the obligations and duties of the Bank in respect of the holders of Shares and other Deposited Securities, as such, shall be governed by the laws of Brazil (or, if applicable, such other laws as may govern the Deposited Securities).

         Except as set forth in the following paragraph of this Section 7.06, the Bank and the Depositary agree that the federal or state courts in the State of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between them that may arise out of or in connection with this Deposit Agreement and, for such purposes, each irrevocably submits to the non-exclusive jurisdiction of such courts. The Bank hereby irrevocably designates, appoints and empowers its New York Branch (the "Agent") now at 450 Park Avenue, 32nd Floor, New York, New York 10022, care of Mr. Joao Albino Winkermann, as its authorized agent to receive and accept for and on its behalf, and on behalf of its properties, assets and revenues, service by mail of any and all legal process, summons, notices and documents that may be served in any suit, action or proceeding brought against the Bank in any federal or state court as described in the preceding sentence or in the next paragraph of this
Section 7.06. If for any reason the Agent shall cease to be available to act as such, the Bank agrees to designate a new agent in the United States on the terms and for the purposes of this Section 7.06 reasonably satisfactory to the Depositary. The Bank further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any suit, action or proceeding against the Bank, by service by mail of a copy thereof upon the Agent (whether or not the appointment of such Agent shall for any reason prove to be ineffective or such Agent shall fail to accept or acknowledge such service), with a copy mailed to the Bank by registered or certified air mail, postage prepaid, to its address provided in Section 7.05 hereof. The Bank agrees that the failure of the Agent to give any notice of such service to it shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon.

         Notwithstanding the foregoing, the Depositary and the Bank unconditionally agree that in the event that a Holder brings a suit, action or proceeding against (a) the Bank, (b) the Depositary in its capacity as, Depositary under this Deposit Agreement or (c) against both the Bank and the Depositary, in either case, in any state or federal court of the United States, and the Depositary or the Bank have any claim, for indemnification or otherwise, against each other arising out of the subject matter of such suit, action or proceeding, then the Bank and the Depositary may pursue such claim against each other in the state or federal court in the United States in which such suit, action, or proceeding is pending and, for such purposes, and the Bank and the Depositary irrevocably submit to the non-exclusive jurisdiction of such courts. The Bank, agrees that service of process upon the Agent in the manner set forth in the preceding paragraph shall be effective service upon it for any suit, action or proceeding brought against it as described in this paragraph.

         The Bank irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any actions, suits or proceedings brought in any court as provided in this Section 7.06, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

         No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.

         The provisions of this Section 7.06 shall survive any termination of this Deposit Agreement, in whole or in part.

Section 7.07. Assignment. Subject to the provisions of Section 5.04 hereof, this
              ----------
 Deposit Agreement may not be assigned by either the Bank or the Depositary.

Section 7.08. Compliance with U.S. Securities Laws. Notwithstanding anything in
              ------------------------------------
this Deposit Agreement to the contrary, the Bank and the Depositary each agrees that it will not exercise any rights it has under this Deposit Agreement to prevent the withdrawal or delivery of Deposited Securities in a manner which would violate the United States securities laws, including, but not limited to, Instruction IA(1) of the General Instructions to Form F-6 Registration Statement, as amended from time to time, under the Securities Act.

Section 7.09. Brazilian Law References. Any summary of Brazilian laws and
              ------------------------
regulations and of the terms of the Bank's Charter set forth in this Deposit Agreement have been provided by the Bank solely for the convenience of Holders, Beneficial Owners and the Depositary. While such summaries are believed by the Bank to be accurate as of the date of this Deposit Agreement, (i) they are summaries and as such may not include all aspects of the materials summarized applicable to a Holder or Beneficial Owner, and (ii) these laws and regulations and the Bank's Charter may change after the date of this Deposit Agreement. Neither the Depositary nor the Bank has any obligation under the terms of this Deposit Agreement to update any such summaries.

Section 7.10. Titles and References. All references in this Deposit Agreement to
              ---------------------
exhibits, articles, sections, subsections, and other subdivisions refer to the exhibits, articles, sections, subsections and other subdivisions of this Deposit Agreement unless expressly provided otherwise. The words "this Deposit Agreement", "herein", "hereof", "hereby", "hereunder", and words of similar import refer to this Deposit Agreement as a whole as in effect between the Bank, the Depositary and the Holders and Beneficial Owners of ADSs and not to any particular subdivision unless expressly so limited. Pronouns in masculine, feminine and neuter gender shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa unless the context otherwise requires. Titles to sections of this Deposit Agreement are included for convenience only and shall be disregarded in construing the language contained in this Deposit Agreement. References to "applicable laws and regulations" shall refer to laws and regulations applicable to ADRs, ADSs or Deposited Securities as in effect at the relevant time of determination, unless otherwise required by law or regulation.

             IN WITNESS WHEREOF, BANCO BRADESCO S.A. and CITIBANK, N.A. have duly executed this Deposit Agreements, dated as of November 21, 2001, and all Holders and Beneficial Owners shall become parties hereto upon acceptance by them of American Depositary Shares evidenced by Receipts issued in accordance with the terms hereof.


                                  BANCO BRADESCO S.A.

                                  By:   /s/ Sergio de Oliveira
                                       --------------------------------------
                                  Name:  Sergio de Oliveira
                                       --------------------------------------
                                  Title:  Manager Director
                                       --------------------------------------
                                  Date:    November 7, 2001
                                       --------------------------------------



                                  By:    /s/ Milton Almicar Silva Vargas
                                       --------------------------------------
                                  Name:  Milton Almicar Silva Vargas
                                       --------------------------------------
                                  Title: Manager Director
                                       --------------------------------------
                                  Date:    November 7, 2001
                                       --------------------------------------


                                  CITIBANK, N.A.


                                  By:    /s/ Orlando Viscardi Neto
                                       --------------------------------------
                                  Name:  Orlando Viscardi Neto
                                       --------------------------------------
                                  Title: Vice President
                                       --------------------------------------
                                  Date:   November 7, 2001
                                       --------------------------------------






 /s/ Fernando Tenreiro G. Ferreira
----------------------------------
         Witness
 Fernando Tenreiro G. Ferreira
    RG:  13.675.574



 /s/ Daniela Serpa
----------------------------------
        Witness
  Daniela Serpa
 RG:  17.542.609

                                                        CUSIP Number ___________
                                                            American Depositary
                                                              Shares (1 American
                                                   Depositary Share representing
                                                               1,000 fully paid
                                                     non-voting preferred shares
                                                              without par value)



                                    EXHIBIT A

                            [FORM OF FACE OF RECEIPT]
Number
                          AMERICAN DEPOSITARY RECEIPT

                                      FOR

                           AMERICAN DEPOSITARY SHARES

                                  representing

            DEPOSITED NON-VOTING PREFERRED SHARES WITHOUT PAR VALUE

                                       of

                              BANCO BRADESCO S.A.
                        (Incorporated under the laws of
                       the Federative Republic of Brazil)

        CITIBANK, N.A., a national banking association organized and existing under the laws of the United States of America, as depositary (herein called the "Depositary"), hereby certifies that ___________________ is the owner of ______ American Depositary Shares, each representing 1 deposited non-voting preferred share, without par value, including evidence of rights to receive such non-voting preferred shares (the "Shares") of Banco Bradesco S.A., a banking company incorporated under the laws of the Federative Republic of Brazil (the "Bank"). As of the date of the Deposit Agreement (hereinafter referred to), each American Depositary Share represents 1 Share deposited under the Deposit Agreement with the Custodian which at the date of execution of the Deposit Agreement is Banco Bradesco S.A. (the "Custodian"). The ratio of Depositary Shares to shares of stock is subject to subsequent amendment as provided in
Article IV of the Deposit Agreement. The Depositary's principal executive office is located at 111 Wall Street, New York, New York 10043, U.S.A.

        (1) The Deposit Agreement. This American Depositary receipt is one of an
            ---------------------
issue of American Depositary Receipts ("Receipts"), executed and delivered pursuant to the Amended and Restated Deposit Agreement, dated as of November 21, 2001 (as amended from time to time, the "Deposit Agreement"), by and among the Bank, the Depositary, and all registered Holders and Beneficial Owners of Receipts from time to time of Receipts issued thereunder, each of whom by accepting a Receipt agrees to become a party thereto and become bound by all the terms and conditions thereof. The Deposit Agreement sets forth the rights and obligations of Holders and Beneficial Owners and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect of such Shares and held thereunder (such Shares, securities, property and cash, collectively, "Deposited Securities"). Copies of the Deposit Agreement are on file at the Principal Office of the Depositary and the Custodian.

        The statements made on the face and reverse of this Receipt are summaries of certain provisions of the Deposit Agreement and the Charter and are qualified by and subject to the detailed provisions of the Deposit Agreement, to which reference is hereby made. All capitalized terms used herein which are not otherwise defined herein shall have the meanings ascribed thereto in the Deposit Agreement. The Depositary makes no representation or warranty as to the validity or worth of the Deposited Securities.

        (2) Surrender of ADSs and Withdrawal of Deposited Securities. Upon
            --------------------------------------------------------
surrender, at the Principal Office of the Depositary of this Receipt and upon payment of (i) the applicable fees, taxes and governmental charges payable in connection with such surrender and withdrawal (in each case, as set forth in paragraph (10) hereof and Section 5.09 and Exhibit B of the Deposit Agreement), and, subject to the terms and conditions of the Deposit Agreement the Bank's Charter, paragraph (23) of this Receipt and the provisions of or governing the Deposited Securities and other applicable laws, the Holder hereof is entitled to the delivery, to it or upon its order, of the amount of Deposited Securities at the time represented by the ADSs evidenced by this Receipt. Subject to this paragraph (2), such Deposited Securities may be delivered in registered form or by electronic delivery. Such Deposited Securities may be delivered by the delivery of (a) certificates in the name of the Holder hereof or as ordered by it or by certificates properly endorsed or accompanied by proper instruments of transfer to such Holder or as ordered by it and (b) any other securities, property and cash to which such Holder is then entitled in respect of such ADSs. Delivery shall be made without unreasonable delay, at the principal office of the Custodian or subject to the last sentence of this paragraph at the Principal Office of the Depositary for further delivery to such Holder.

        A Receipt surrendered for such purposes shall if so required by the Depositary be properly endorsed in blank or accompanied by proper instruments of transfer in blank, and if the Depositary so requires, the Holder thereof shall execute and deliver to the Depositary a written order directing the Depositary, to cause the Deposited Securities being withdrawn to be delivered to or upon the written order of a person or persons designated in such order. Thereupon, the Depositary shall direct the Custodian to deliver at the designated office of the Custodian, subject to Sections 2.07, 3.01, 3.02, 5.09 and to the other terms and conditions of the Deposit Agreement, the Bank's Charter, and to the provisions of or governing the Deposited Securities and other applicable laws, now or hereafter in effect, to or upon the written order of the person or persons designated in the order delivered to the Depositary if so required by the Depositary as provided above, the Deposited Securities represented by the American Depositary Shares surrendered for such purpose together with any certificate or other proper documents of or relating to title for the Deposited Securities, or evidence of the electronic transfer thereof (if available), as the case may be, to or for the account of such person except that the Depositary may make delivery to such person or persons at the Principal Office of the

Depositary of any dividends or distributions with respect to the Deposited Securities represented by such ADSs, or of any proceeds of sale of any dividends, distributions or rights, which may at the time be held by the Depositary.

        The Depositary shall not accept for surrender ADSs representing less than one Share. In the case of surrender ADSs representing other than a whole number of Shares, the Depositary shall cause ownership of the appropriate whole number of Shares to be recorded in the name of the Holder surrendering such ADS, and shall deliver to the person surrendering such ADS either (i) return of the ADS(s) representing any remaining fractional share or (ii) sell or cause to be sold the fractional share represented by the ADS(s) so surrendered and remit the net cash proceeds from the sale by the Depositary of any remaining fractional Share.

        Notwithstanding anything else contained in the ADR or this Deposit Agreement, the Depositary may make delivery at the Principal Office of the Depositary of (i) any cash dividends or cash distributions, or (ii) any proceeds from the sale of any distributions of shares or rights, which are at the time held by the Depositary in respect of the Deposited Securities represented by the ADSs surrendered for cancellation and withdrawal. At the request, risk and expense of any Holder so surrendering ADSs, and for the account of such Holder, the Depositary shall direct the Custodian to forward (to the extent permitted by law) any cash or other property (other than securities) held by the Custodian in respect of, and any certificate(s) and other documents of or relating to title to, the Deposited Securities represented by such ADSs to the Depositary for delivery at the Principal Office of the Depositary. Such direction shall be given by letter or by cable or telex, at the request, risk and expense of such Holder, by facsimile transmission.

        (3) Transfers, Split-Ups and Combinations of Receipts. The Registrar,
            -------------------------------------------------
subject to the terms and conditions of the Deposit Agreement, shall without unreasonable delay register transfers of this Receipt on its transfer books from time to time, upon any surrender to the Principal Office of the Depositary of this Receipt by the Holder hereof in person or by duly-authorized attorney, properly endorsed or accompanied by proper instruments of transfer (including signature guarantees in accordance with standard industry practice and, in the case of any Receipt, the accurate completion of any endorsements appearing on such Receipt) and duly stamped as may be required by the laws of the State of New York and of the United States of America. Subject to the terms and conditions of the Deposit Agreement, including payment of the fees set forth in
Section 5.09 and Exhibit B to the Deposit Agreement, the Depositary shall execute and cause the Registrar to countersign, a new Receipt or Receipts and deliver the same to or upon the order of the person entitled thereto evidencing the same aggregate number of American Depositary Shares as those evidenced by the Receipts surrendered, subject to receipt of any certifications, if any, as the Depositary and the Bank may require in order to comply with applicable laws.

        The Depositary, subject to the terms and conditions of the Deposit Agreement shall, upon surrender of a Receipt or Receipts for the purpose of effecting a split-up or combination of such Receipt or Receipts, and upon payment to the Depositary of the applicable fees and charges set forth in
Section 5.09 and in Exhibit B to the Deposit Agreement, if any, execute and cause the Registrar to countersign and deliver, a new Receipt or Receipts for any authorized number of American Depositary Shares requested, evidencing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered.

        (4) Pre-Conditions to Registration, Transfer, Etc. As a condition
            ---------------------------------------------
precedent to the execution and delivery, registration, registration of issuance or transfer, split-up, combination or surrender of this Receipt, the delivery of any distribution hereon or withdrawal of any Deposited Securities, and subject to paragraph (23) of this Receipt, the Depositary, the Custodian, any Registrar or the Share Registrar may require (a) payment from the depositor of Shares or presenter of ADSs) or of a Receipt of a sum sufficient to reimburse it for any tax, or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax, or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees and charges as provided in this Receipt, (b) the production of proof satisfactory to it as to the identity and genuineness of any signature or any other matter contemplated in Section 3.01 of the Deposit Agreement and paragraph (9) hereof and (c) subject to paragraph (23) of this Receipt, compliance with (i) any United States, Brazilian or other applicable laws or governmental regulations relating to Receipts or American Depositary Shares or to the withdrawal of Deposited Securities, and (ii) such reasonable regulations, if any, as the Depositary and the Bank may establish consistent with the provisions of this Receipt, the Deposit Agreement and applicable law.

        The delivery of Receipts against deposits of Shares generally or against deposits of particular Shares may be suspended, or the delivery of Receipts against the deposit of particular Shares may be withheld, or the registration of transfer of Receipts in particular instances may be refused, or the registration of transfer of Receipts generally may be suspended, or the surrender of outstanding Receipts for the purpose of withdrawal of Deposited Securities may be suspended, during any period when the transfer books of the Bank, the Depositary or the Share Registrar are closed, or if any such action is deemed necessary or advisable by the Depositary or the Bank, in good faith at any time or from time to time, because of any requirement of law, any government or governmental body or commission or any securities exchange or automated inter-dealer quotation system on which the Receipts or Shares are listed or quoted, or under any provision of the Deposit Agreement or provisions of or governing Deposited Securities or under the Bank's Charter or any meeting of shareholder of the Bank or for any other reason, subject in all cases to paragraph (23) hereof. Notwithstanding any provision of the Deposit Agreement or of this Receipt, the surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended or refused, except as required in General Instructions IA(1) to Form F-6 (as may be amended from time to time) under the Securities Act in connection with (i) temporary delays relating to the deposit of Shares in connection with voting at a shareholders' meeting or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and
(iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities.

        (5) Compliance With Information Requests. Notwithstanding any other
            ------------------------------------
provision of the Deposit Agreement or this Receipt, each Holder and Beneficial Owner agrees to comply with requests from the Bank from time to time, including requests made pursuant to Brazilian law, the rules and requirements of the Sao Paulo Stock Exchange, and any other stock exchange on which the Shares are, or will be, registered, traded or listed, or the Charter, which are made to provide information, inter alia, as to the capacity in which such Holder or Beneficial
             ----- ----
Owner, as applicable, owns ADSs (and Shares as the case may be) and regarding the identity of any other person(s) interested in such ADSs and the nature of such interest and various other matters, whether or not they are Holders and/or Beneficial Owners at the time of such request. The Depositary agrees to use its reasonable efforts to comply, at the Bank's expense, with written instructions received from the Bank in a timely manner requesting that the Depositary forward any such request from the Bank to the Holders and to forward to the Bank any such responses to such requests received by the Depositary.

        (6) Ownership Restrictions. Notwithstanding any other provision in the
            ----------------------
Deposit Agreement or this Receipt, the Bank may restrict transfers of the Shares where such transfer might result in ownership of Shares exceeding limits imposed by applicable law or the Charter. The Bank may also restrict, in such manner as it deems appropriate, transfers of the American Depositary Shares where such transfer may result in the total number of Shares represented by the American Depositary Shares beneficially owned by a single Holder or Beneficial Owner to exceed any such limits. The Bank may, in its sole discretion, but in each case, subject to application law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limitation set forth in the preceding sentence, including but not limited to, the imposition of restrictions on the transfer of ADSs, the removal or limitation of voting rights or the mandatory sale or disposition on behalf of a Holder or Beneficial Owner of the Shares represented by the American Depositary Shares held by such Holder or Beneficial Owner in excess of such limitations.

        The Depositary and the Bank (i) shall comply with the laws, rules, regulations and orders of any nature whatsoever (collectively, "Regulations") of the Brazilian Monetary Council, the Central Bank of Brazil (Banco Central do Brasil, or "Central Bank") and the Brazilian Securities Commission (Comissao de Valores Mobiliarios or the "CVM") as such Regulations may be amended from time to time, as applicable to the transactions contemplated in the Deposit Agreement, including without limitations the provisions of Article 3 of Annex V to Brazil's Monetary Council Resolution number 1,289, as amended, and (ii) agree to furnish to the CVM and the Central Bank, whenever required, any and all information and documents required pursuant to any such Regulations, including without limitation any such information or documents related to the approved ADR program (including, without limitation, the ADSs and the Receipts), the Deposited Securities and distributions thereon, or the Deposit Agreement or the obligations of the Depositary or the Bank thereunder.

       (7) Liability of Holder for Taxes, and Other Charges. If any tax or other
            ------------------------------------------------
governmental charge shall become payable with respect to any Receipt or any Deposited Securities represented by the American Depositary Shares evidenced hereby, such tax or other governmental charge shall be payable by the Holder and Beneficial Owner of this Receipt to the Depositary. The Depositary may refuse to effect any registration of transfer of all or part of this Receipt or to issue any new Receipt or Receipts or to permit any deposit or withdrawal of Deposited Securities represented by the American Depositary Shares evidenced hereby until such payment is made, and the Bank, Custodian and/or the Depositary may withhold or deduct from any dividends or other distributions, or may sell for the account of the Holder hereof any part or all of the Deposited Securities represented by the American Depositary Shares evidenced by this Receipt, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge, the Holder hereof remaining liable for any deficiency. Every Holder and Beneficial Owner agrees to indemnify the Depositary, the Bank, the Custodian, and any of their agents, officers, employees and Affiliates for, and to hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for such Holder and/or Beneficial Owner.

        (8) Representations and Warranties of Depositors. Each person depositing
            --------------------------------------------
Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that, (i) such Shares and the certificate therefor are duly authorized, validly issued and outstanding, fully paid and non-assessable, and legally obtained by such person, (ii) all preemptive rights, if any, with respect to such Shares have been validly waived or exercised, (iii) the person making such deposit is duly authorized to do so, (iv) and the Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and (v) the Shares presented for deposit have not been stripped of any rights or entitlements. Each such person shall also be deemed to represent that the Shares presented for deposit are not, and the American Depositary Shares issuable upon such deposit will not be Restricted Securities and that the deposit of Shares or sale of the ADSs by that person is not restricted under the Securities Act of 1933. Such representations and warranties shall survive any such deposit, and withdrawal of Shares and the issuance and cancellation of Receipts in respect thereof. If any such representations or warranties are false in any way, the Bank and the Depositary shall be authorized, at the cost and expense of the person depositing Shares, to take any and all actions reasonably necessary to correct the consequences thereof.

        (9) Filing Proofs, Certificates and Other Information. Any person
            -------------------------------------------------
presenting Shares for deposit, any Holder and any Beneficial Owner may, be required and every Holder and Beneficial Owner agrees from time to time to provide to the Depositary and the Custodian such proof of citizenship or residence, taxpayer status, payment of all applicable taxes or other governmental charges; exchange control approval, legal or beneficial ownership of ADS(s) and Deposited Securities, compliance with applicable laws and the terms of the Deposit Agreement or the Receipt(s) evidencing the ADS(s) and the provisions of, or governing, the Deposited Securities, to execute such certifications and to make such representations and warranties, and to provide such other information and documentation (or, in the case of Shares in registered form presented for deposit, such information relating to the registration on the books of the Bank or of the appointed agent of the Bank for the registration and transfer of Shares), to execute such certificates and to make such representations and warranties, as the Depositary or Custodian may deem necessary or proper or as the Bank may reasonably require by written request to the Depositary consistent with its obligations hereunder. The Depositary and the Registrar, as applicable, may withhold the execution or delivery or registration of transfer of this Receipt or the distribution or sale of any dividend or distribution of rights or of the proceeds thereof, or, to the extent not limited by the terms of Section 7.08 of the Deposit Agreement and paragraph (23) hereof, the delivery of any Deposited Securities until such proof or other information is filed or such certifications are executed, or such representations are made, or such other documentation or information provided, in each case to the Depositary's, the Custodian's, the Registrar's and the Bank's satisfaction.

        (10) Fees and Charges of Depositary.  The Depositary shall charge the
             ------------------------------
following fees for the services  performed  under the terms of the Deposit
Agreement:

            (i) to any person to whom ADSs are issued upon the deposit of Shares, a fee not in excess of U.S. $ 5.00 per 100 ADSs (or fraction thereof) so issued under the terms of the Deposit Agreement (excluding issuances pursuant to paragraphs (iii) and (v) below);

            (ii) to any person surrendering ADSs for cancellation and withdrawal of Deposited Securities, a fee not in excess of U.S. $ 5.00 per 100 ADSs (or fraction thereof) so surrendered;

            (iii) No Fee shall be payable upon distribution of (a) cash dividends or (b) ADSs pursuant to stock dividends (or other free distributions of stock) so long as the charging of such fee is prohibited by the exchange upon which the ADSs are listed. If charging of such fees is not prohibited, the fees specified in (i) above shall be payable in respect of ADS distributions pursuant to stock dividends (or other free distributions of stock) and the fees specified in (iv) below shall be payable in respect of distributions of cash;

            (iv) to any Holder of ADRs, a fee not in excess of U.S. $ 2.00 per 100 ADSs (or fraction thereof) held for the distribution of cash proceeds (i.e., upon the sale of rights and other entitlements); and

            (v) to any Holder of ADRs, a fee not in the excess of U.S. $ 5.00 per 100 ADSs (or fraction thereof) issued upon the exercise of rights to purchase additional ADSs

            In addition, Holders, Beneficial Owners, persons depositing
Shares for deposit and persons surrendering ADSs for cancellation and withdrawal of Deposited Securities will be required to pay the following charges:

            (i) taxes (including applicable interest and penalties) and other governmental charges;

            (ii) such registration fees as may from time to time be in effect for the registration of Shares or other Deposited Securities on the share register and applicable to transfers of Shares or other Deposited Securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

            (iii) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing or withdrawing Shares or Holders and Beneficial Owners of ADSs;

            (iv) the expenses and charges incurred by the Depositary in the conversion of Foreign Currency;

            (v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, Deposited Securities, ADSs and ADRs; and

            (vi) the fees and expenses incurred by the Depositary in connection with the delivery of Deposited Securities.

            Any other charges and expenses of the Depositary under the Deposit Agreement will be paid by the Bank upon agreement between the Depositary and the Bank. All fees and charges may, at any time and from time to time, be changed by agreement between the Depositary and Bank but, in the case of fees and charges payable by Holders or Beneficial Owners, only in the manner contemplated by paragraph (21) of this ADR. The Depositary will provide, without charge, a copy of its latest fee schedule to anyone upon request. The charges and expenses of the Custodian are for the sole account of the Depositary.

        (11) Title to Receipts. It is a condition of this Receipt, and every
             -----------------
successive Holder of this Receipt by accepting or holding the same consents and agrees, that title to this Receipt (and to each American Depositary Share evidenced hereby), when this Receipt is properly endorsed or accompanied by a proper instrument or instruments of transfer (including signature guarantees in accordance with standard industry practice), is transferable by delivery with the same effect as in the case of a certificated security under the laws of the State of New York, provided, however, that the Bank and the Depositary, notwithstanding any notice to the contrary, may deem and treat the Holder in whose name this Receipt is registered on the books of the Depositary as the absolute owner hereof for the purpose of determining the person entitled to any distribution of dividends or other distributions or to any notice provided for in the Deposit Agreement and for all other purposes, and neither the Depositary nor the Bank shall have the obligations or be subject to any liability hereunder or under the Deposit Agreement to any holder of a Receipt unless such holder is a Holder hereof.

        (12) Validity of Receipt. This Receipt shall not be entitled to any
             -------------------
benefits under the Deposit Agreement or be valid or enforceable for any purpose against the Depositary or the Bank, unless this Receipt has been (i) dated, (ii) signed by the manual or facsimile signature of a duly authorized signatory of the Depositary, (iii) countersigned by the manual or facsimile signature of a duly authorized signatory of the Registrar, and (iv) registered in the books maintained by the Registrar for the registration of issuances and transfers of ADRs.

Dated:                                     CITIBANK, N.A.,
                                           as Depositary

Countersigned:

By:                                        By
   -------------------------                  -------------------------
     Authorized Officer                          Vice President


            The address of the Principal Office of the Depositary is 111 Wall Street, 5th Floor, New York, New York 10043, U.S.A.

                          [FORM OF REVERSE OF RECEIPT]
                    SUMMARY OF CERTAIN ADDITIONAL PROVISIONS
                            OF THE DEPOSIT AGREEMENT

        (13)   Reports; Inspection of Transfer Books. The Bank is subject to the
               ---------------------------------------
periodic reporting requirements of the Exchange Act and accordingly will file certain information with the Commission. These reports and documents can be inspected and copies at the public reference facilities maintained by the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549.

        The Depositary shall make available for inspection by Holders at its Principal Office any reports or communications, including any proxy soliciting materials, received from the Bank which are both (a) received by the Depositary, the Custodian, or the nominee of either of them as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Bank. The Depositary shall, if so requested by, and at the expense of, the Bank, also send to Holders copies of such reports when furnished by the Bank to the Depositary, the Custodian, or the nominee of either of them as the holder of the Deposited Securities pursuant to Section 5.06 of the Deposit Agreement.

        The Registrar shall keep books for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by the Bank and by the Holders of such receipts, provided that such inspection shall not be, to the Registrar knowledge, for the purpose of communicating with Holders of such Receipts in the interest of a business or object other than the business of the Bank or a matter related to the Deposit Agreement or the Receipts.

        The Registrar may close the transfer books, with respect to the Receipts, at any time or from time to time, when deemed necessary or advisable by it in good faith in connection with the performance of its duties hereunder, or at the reasonable written request of the Bank, subject in all cases, to paragraph (23) herein.

        (14) Dividends and Distributions in Cash, Shares, etc. Whenever the
             ------------------------------------------------
Depositary receives any cash dividend or other cash distribution on any Deposited Securities or proceeds from the sale of Deposited Securities, the Depositary will, if at the time of receipt thereof any amounts received in a Foreign Currency can in the judgment of the Depositary, pursuant to Section 4.08 of the Deposit Agreement, be converted on a practicable basis, into Dollars transferable to the United States, and subject to the Deposit Agreement, promptly convert or cause to be converted such dividend or distribution into Dollars and will distribute promptly the amount thus received (net of fees of, and expenses incurred by, the Depositary) to the Holders entitled thereto as of the record date established pursuant to Section 4.09 of the Deposit Agreement and paragraph (15) hereof, in proportion to the number of American Depositary Shares held by them respectively. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one Cent, and any balance not so distributable shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders of Receipts then outstanding. If the Bank or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes or other governmental charges, the amount distributed to Holders on the American

Depositary Shares representing such Deposited Securities shall be reduced accordingly. Such withheld amounts shall be forwarded to the relevant governmental authority by the person holding the withheld amounts. Evidence of any such payment by the Bank to such government authority shall be forwarded by the Bank to the Depositary upon request.

        If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Bank shall cause such Shares to be deposited with and registered in the name of the Custodian and thereupon the Depositary may, with the Bank's approval, and shall, if the Bank so requests, subject to Section 5.07 of the Deposit Agreement, either (i) distribute to the Holders entitled thereto, as of the record date fixed pursuant to Section 4.09 of the Deposit Agreement, in proportion to the number of American Depositary Shares held by them respectively, additional Receipts for American Depositary Shares, which represents in aggregate the number of Shares received as such dividend, or free distribution, subject to the terms of the Deposit Agreement, including, without limitation, Sections 2.02, 2.04, 5.07 and
5.09 of the Deposit Agreement; in lieu of delivering Receipts for fractional American Depositary Shares in any such case, the Depositary shall sell the number of Shares or ADSs, as the case may be, represented by the aggregate of such fractions and distribute the net proceeds, all in the manner and subject to the conditions described in Section 4.02 of the Deposit Agreement, or (ii) if additional Receipts are not so distributed, each American Depositary Share shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby. In the event that the Depositary determines that any distribution in property (including Shares) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, or, if after the Bank, in the fulfillment of its obligations under Section 5.07 of the Deposit Agreement, has furnished an opinion of U.S. counsel determining that Shares must be registered under the Securities Act or other laws in order to be distributed to Holders (and no such registration statement has been declared effective), or if the Bank does not provide a satisfactory opinion as provided in Section 5.07 of the Deposit Agreement, the Depositary may adopt such methods, if any, as the Depositary may deem equitable and practicable (after consultation with the Bank) for purposes of effecting such distribution, including disposal of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes or charges, or effect the distribution of unregistered Shares, and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes or charges to Holders entitled thereto in proportion to the number of American Depositary Shares held by them respectively and the Depositary shall hold and/or distribute any unsold balance of such property in accordance with the provisions of the Deposit Agreement.

        Whenever the Bank intends to distribute to the holders of the Deposited Securities rights to subscribe for additional Shares, the Bank shall give notice thereof to the Depositary at least forty-five (45) days prior to the proposed distribution stating whether or not it wishes such rights to be made available to Holders of ADSs. Upon timely receipt of a notice indicating that the Bank wishes such rights to be made available to Holders of ADSs, the Depositary shall consult with the Bank to determine, and the Bank shall assist the Depositary in its determination, whether it is lawful and reasonably practicable to make such rights available to the Holders. The Depositary shall make such rights available to Holders only if (i) the Bank shall have timely requested that such rights be made available to Holders, (ii) the Depositary shall have received satisfactory documentation within the terms of Section 5.07 of the Deposit Agreement, and
(iii) the Depositary shall have determined that such distribution of rights is reasonably practicable. In the event any of the conditions set forth above are not satisfied or if the Bank requests that the rights not be made available to Holders of ADSs, the Depositary shall proceed with the sale of the rights as contemplated in Section 4.4(b) of the Deposit Agreement. In the event all conditions set forth above are satisfied, the Depositary shall establish an ADS Record Date (upon the terms described in Section 4.09 of the Deposit Agreement) and establish procedures to (x) distribute rights to purchase additional ADSs (by means of warrants or otherwise), (y) to enable the Holders to exercise such rights (upon payment of the subscription price and of the applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes), and (z) to deliver ADSs upon the valid exercise of such rights. The Bank shall assist the Depositary to the extent reasonably necessary in establishing such procedures. Nothing herein shall obligate the Depositary to make available to the Holders a method to exercise rights to subscribe for Shares (rather than ADSs).

        If (i) the Bank does not timely request the Depositary to make the rights available to Holders or requests that the rights not be made available to Holders, (ii) the Depositary fails to receive satisfactory documentation within the terms of Section 5.07 of the Deposit Agreement or determines it is not reasonably practicable to make the rights available to Holders, or (iii) any rights made available are not exercised and appear to be about to lapse, the Depositary shall determine whether it is lawful and reasonably practicable to sell such rights, in a riskless principal capacity, at such place and upon such terms (including public or private sale) as it may deem practicable. The Bank shall assist the Depositary to the extent reasonably necessary to determine such legality and practicability. The Depositary shall, upon such sale, convert and distribute proceeds of such sale (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes) upon the terms set forth in
Section 4.01 of the Deposit Agreement.

        If the Depositary is unable to make any rights available to Holders upon the terms described in Section 4.04(a) of the Deposit Agreement or to arrange for the sale of the rights upon the terms described in Section 4.04(b) of the Deposit Agreement, the Depositary shall allow such rights to lapse.

        The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or practicable to make such rights available to Holders in general or any Holders in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or exercise, or (iii) the content of any materials forwarded to the Holders on behalf of the Bank in connection with the rights distribution.

        In the event that the Bank, the Depositary or the Custodian shall be required to withhold and does withhold from any distribution of property (including rights) an amount on account of taxes or other governmental charges, the amount distributed to the Holders of ADSs representing such Deposited Securities shall be reduced accordingly. In the even that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the

Depositary deems necessary and practicable to pay any such taxes or charges. Because Brazilian law presently does not contemplate the issuance of rights in negotiable form and the possibility of such issuance is unlikely, a liquid market for rights may not exist, and this may adversely affect (1) the ability of the Depositary to dispose of such rights or (2) the amount the Depositary would realize upon disposal of rights.

        There can be no assurance that Holders generally, or any Holder in particular, will be given the opportunity to receive or exercise rights on the same terms and conditions as the holders of Shares or be able to exercise such rights. Nothing herein shall obligate the Bank to file any registration statement in respect of any rights or Shares or other securities to be acquired upon the exercise of such rights.

        Nothing in this Receipt or in the Deposit Agreement shall create, or shall be construed to create, any obligation on the part of the Bank to secure an exemption from the registration requirements of the Securities Act for any such rights or securities or to file such a registration statement or to endeavor to have such a registration statement declared effective. The Holders alone shall be responsible for the payment of any taxes or other governmental charges due as a result of transfers pursuant to Section 4.04 of the Deposit Agreement.

        Whenever the Custodian shall receive any distribution other than cash, Shares or rights to purchase any Deposited Securities, the Depositary shall, after consultation with the Bank, and after obtaining, at the Bank's expense, opinion(s) of counsel satisfactory to the Depositary that the proposed distribution does not violate any applicable laws or regulations, cause the securities or property so received to be distributed to the Holders entitled thereto, as of a record date fixed pursuant to Section 4.09 of the Deposit Agreement, in proportion to the number of American Depositary Shares held by them respectively, in any manner that the Depositary may deem practicable for accomplishing such distribution, net of expenses of the Depositary; provided,
                                                                    --------
however, that, if in the opinion of the Depositary or its counsel, it cannot
-------
cause such securities or property to be distributed or such distribution cannot be made proportionately among the Holders entitled thereto, or if for any other reason (including without limitation any requirement (i) that the Bank, the Depositary or the Custodian withhold an amount on account of taxes or other governmental charges or (ii) that under applicable securities or exchange control regulations or law such securities must be registered under the Securities Act or other law in order to be distributed to Holders), the Depositary deems all or any portion of such distribution not to be practicable, the Depositary shall determine a method of effecting such distribution or paying such taxes or governmental charges and may rely on such advice, which method may include, but not be limited to, the sale (at public or private sale) of the securities or property thus received, or any part thereof, and the distribution of the net proceeds of any such sale (net of taxes, fees and expenses of the Depositary set forth in Section 5.09 or in Exhibit B of the Deposit Agreement) by the Depositary to the Holders entitled thereto as in the case of a distribution received in cash.

         Whenever the Bank intends to make a distribution payable at the election of the holders of Shares in cash or in additional Shares, the Bank shall give notice thereof to the Depositary at least thirty (30) days prior to the proposed distribution stating whether or not it wishes such elective distribution to be made available to Holders of ADSs. Upon timely receipt of notice indicating that the Bank wishes such elective distribution to be made available to Holders of ADSs, the Depositary shall consult with the Bank to determine, and the Bank shall assist the Depositary in its determination, whether it is lawful and reasonably practicable to make such elective distribution available to the Holders of ADSs. The Depositary shall make such elective distribution available to Holders only if (i) the Bank shall have timely requested that the elective distribution be made available to Holders,
(ii) the Depositary shall have determined that such distribution is reasonably practicable and (iii) the Depositary shall have received satisfactory documentation within the terms of Section 5.07 of the Deposit Agreement. If the above conditions are not satisfied, the Depositary shall, to the extent permitted by law, distribute to the Holders, on the basis of the same determination as is made in Brazil in respect of the Shares for which no election is made, either (X) cash upon the terms described in Section 4.02 of the Deposit Agreement or (Y) additional ADSs representing such additional Shares upon the terms described in Section 4.03 of the Deposit Agreement. If the above conditions are satisfied, the Depositary shall establish an ADS Record Date (on the terms described in Section 4.09 of the Deposit Agreement) and establish procedures to enable Holders to elect the receipt of the proposed distribution in cash or in additional ADSs. The Bank shall assist the Depositary in establishing such procedures to the extent necessary. If a Holder elects to receive the proposed distribution (X) in cash, the distribution shall be made upon the terms described in Section 4.02 of the Deposit Agreement, or (Y) in ADSs, the distribution shall be made upon the terms described in Section 4.03 of the Deposit Agreement. Nothing herein or in the Deposit Agreement shall obligate the Depositary to make available to Holders a method to receive the elective distribution in Shares (rather than ADSs). There can be no assurance that Holders generally, or any Holder in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Shares.

        (15) Fixing of Record Date. Whenever the Depositary shall receive notice
             ---------------------
of the fixing of a record date by the Bank for the determination of holders of Deposited Securities entitled to receive any cash dividend or other cash distribution or any distribution other than cash, or Shares, any rights to be issued with respect to the Deposited Securities, or other distribution, or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each American Depositary Share, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient in connection with the giving of any notice, solicitation of any consent or any other matter, the Depositary shall, after consultation with the Bank, fix a record date for the determination of the Holders of Receipts (which, to the extent practicable; shall be the same corresponding record date for Shares or other Deposited Securities set by the Bank) who shall be entitled to receive such dividend, distribution rights or the net proceeds of the sale thereof, to give instructions for the exercise of voting rights at any such meeting, or to give or withhold such consent, or to receive such notice or solicitation or to otherwise take action, or to exercise the rights of Holders with respect to such changed number of Shares represented by each American Depositary Share. Subject to the provisions of Sections 4.02 through 4.08 of the Deposit Agreement and to the other terms and conditions of this Receipt and the Deposit Agreement, the Holders of Receipts at the close of business in New York on such record date shall be entitled to receive the amount distributable by the Depositary with respect to such dividend or other distribution or such rights or the net proceeds of sale thereof in proportion to the number of American Depositary Shares held by them respectively, or to give such voting instructions, to receive such notice or solicitation, or otherwise take action.

        (16) Voting of Deposited Securities. As soon as practicable after
             ------------------------------
receipt of notice of any meeting at which the holders of Shares are entitled to vote, or of solicitation of consents or proxies from holders of Shares or other Deposited Securities, the Depositary shall, in accordance with Section 4.9 of the Deposit Agreement, fix the ADS Record Date in respect of such meeting for the giving of instructions for voting or such consent or proxy. The Depositary shall, if requested in writing in a timely manner (which notice shall have been received by the Depositary at least 20 days prior to such vote or meeting or the Depositary shall have no obligation to so notify Holders hereunder) by the Bank and at the Bank's expense, mail to Holders: (a) such notice of meeting, (b) a statement that the Holders at the close of business on the specified ADS Record Date will be entitled, subject to any applicable law, the Bank's Charter and the provisions of or governing Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Bank), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Securities represented by such Holder's American Depositary Shares and
(c) a brief statement as to the manner in which such instructions may be given. Upon the receipt of instruction of a Holder of American Depositary Shares as of the ADS Record Date received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Bank's Charter and the provisions of the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities represented by American Depositary Shares in accordance with the instructions set forth in such request.

        Neither the Depositary nor the Custodian shall, under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise the Shares or other Deposited Securities represented by American Depositary Shares except pursuant to and in accordance with such written instructions from Holders. Shares or other Deposited Securities represented by American Depositary Shares for which no specific voting instructions are received by the Depositary from the Holder shall not be voted.

        (17) Changes Affecting Deposited Securities. Upon any change
             --------------------------------------
in nominal or par value, split-up, cancellation, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Bank or to which it is a party, any securities which shall be received by the Depositary or a Custodian in exchange for, or in conversion of or replacement or otherwise in respect of, such Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and the Receipts shall, subject to the provisions of the Deposit Agreement and applicable law, evidence American Depositary Shares representing the right to receive such additional securities. Alternatively, the Depositary may, with the Bank's approval, and shall, if the Bank shall so request, subject to the terms of the Deposit Agreement and receipt of an opinion of counsel to the Bank satisfactory to the Depositary that such distributions are not in violation of any applicable laws or regulations, execute and deliver additional Receipts as in the case of a stock dividend on the Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts, in either case, as well as in the event of newly deposited Shares, with necessary modifications to the form of Receipt contained in this Exhibit A to the Deposit Agreement, specifically describing such new Deposited Securities or corporate change. The Bank agrees to, jointly with the Depositary, amend the Registration Statement on Form F-6 as filed with the Commission to permit the issuance of such new Receipts. Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all Holders, the Depositary may, and with the Bank's approval, shall if the Bank requests, subject to receipt of an opinion of Bank's counsel satisfactory to the Depositary that such action is not in violation of any applicable laws or regulations, sell such securities at public or private sale, at such place or places and upon such terms as it may deem practicable and shall allocate the net proceeds of such sales (net of (a) fees and charges of, and expenses incurred by the Depositary and (b) taxes) for the account of the Holders otherwise entitled to such securities upon an averaged or other practicable basis without regard to any distinctions among such Holders and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to Section 4.02 of the Deposit Agreement. The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or practicable to make such securities available to Holders in general or any Holder or Holders in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or (iii) any liability to the purchaser of such securities.

        (18) Indemnification. The Bank agrees to indemnify the Depositary, the
             ---------------
Custodian and any of their respective directors, officers, employees, agents and Affiliates against, and hold each of them harmless from, any loss, liability, tax, charge or expense of any kind whatsoever (including, but not limited to, the reasonable fees and expenses of counsel) that may arise (a) out of or in connection with any offer, issuance, sale, resale, transfer, deposit or withdrawal of Receipts, American Depositary Shares, the Shares or other Deposited Securities, as the case may be, or any offering documents in respect thereof or (b) out of acts performed or omitted, including but not limited to any delivery by the Depositary on behalf of the Bank of information regarding the Bank, in connection with the Deposit Agreement, the Receipts, the American Depositary Shares, the Shares or any Deposited Securities, as the same may be amended, modified or supplemented from time to time, in any such case (i) by the Depositary, the Custodian or any of their respective directors, officers, employees, agents and Affiliates, except to the extent such loss, liability, tax, charge or expense is due to negligence or bad faith of any of them, or (ii) by the Bank or any of its directors, officers, employees, agents and Affiliates.

        The indemnities contained in the preceding paragraph shall not extend to any liability or expense which may arise out of any Pre-Release Transaction (as defined in paragraph (24) hereof and Section 5.10 of the Deposit Agreement) other than a Pre-Release Transaction entered into at the request of the Bank.

        The Depositary agrees to indemnify the Bank and its directors, officers, employees, agents and Affiliates against, and hold each of them harmless from, any loss, liability, charge or expense of any kind whatsoever (including, but not limited to, the reasonable fees and expenses of counsel) which may arise out of acts performed or omitted by the Depositary or any of its directors, officers, employees or Affiliates, including but not limited to, any delivery by the Bank on behalf of the Depositary of information regarding the Depositary in connection with the Deposit Agreement, as the same may be amended, modified or supplemented from time to time, the Receipts, the American Depositary Shares, the Shares or any Deposited Securities, in any such case, due to the negligence or bad faith of the Depositary or any of its directors, officers, employees or Affiliates.

        The obligations set forth in this paragraph (18) shall survive the termination of the Deposit Agreement and the succession or substitution of any party hereto.

        Any person seeking indemnification hereunder (an "indemnified person") shall notify the person from whom it is seeking indemnification (the "indemnifying person") of the commencement of any indemnifiable action or claim promptly after such indemnified person becomes aware of such commencement (provided that the failure to make such notification shall not affect such indemnified person's rights otherwise than under this paragraph (18) and Section
5.08 of the Deposit Agreement) and shall consult in good faith with the indemnifying person as to the conduct of the defense of such action or claim, which defense shall be reasonable in the circumstances. No indemnified person shall compromise or settle any action or claim without the consent of the indemnifying person, which consent shall not be unreasonably withheld.

        (19) Liability of the Bank and the Depositary. Neither the Depositary
             ----------------------------------------
not the Bank nor any, its controlling persons, directors, employees, agents or Affiliates shall incur any liability to any Holder or other person, if, by reason of any provision of any present or future law or regulation of the United States, Brazil or any other country, or of any other governmental authority or regulatory authority or stock exchange, or by reason of any provision, present or future, of the Charter, or provisions of or governing any Deposited Securities, or by reason of any act of God, war or other circumstance beyond its control, the Depositary, its controlling persons or its agents or the Bank or its agents shall be prevented, or forbidden from or subjected to any civil or criminal penalty or, restraint on account of, or delayed in, doing or performing any act or thing which by the terms of the Deposit Agreement it is provided shall be done or performed; nor shall the Depositary, its controlling persons or its agents or the Bank, its controlling person or its agents incur any liability to any Holder or other person by reason of any non-performance or delay, caused as aforesaid, in performance of any act or thing which by the terms of the Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement or in the Charter or provisions of or governing Deposited Securities. Where, by the terms of a distribution pursuant to Section 4.02, 4.03, or 4.04 of the Deposit Agreement, or an offering or distribution pursuant to Section 4.05, 4.06, 4.11 or 5.07 of, the Deposit Agreement or in the Charter, or for any other reason, such distribution or offering may not be made available to Holders, or some of them, and the Depositary may not dispose of such distribution or offering on behalf of such Holders and make the net proceeds available to such Holders, then the Depositary shall not make such distribution or offering, and shall allow any such rights, if applicable, to lapse. Neither the Depositary nor the Bank shall incur any consequential or punitive damages for any breach of the terms of this Deposit Agreement. Each of the Bank, and its agents, and its agents assumes no obligation and shall be subject to no liability under the Deposit Agreement or this Receipt to Holders or other persons, except that each of the Bank and its agents agrees to perform its obligations specifically set forth in the Deposit Agreement without negligence or bad faith and using its reasonable judgment, without any liability on the part of the Bank or the Depositary to any Holder. The Depositary assumes no obligation and shall be subject to no liability under the Deposit Agreement or the Receipts to Holders or other persons (including, without limitation, liability with respect to the validity or worth of the Deposited Securities), except that the Depositary agrees to perform its obligations specifically set forth in the Deposit Agreement without negligence or bad faith. The Depositary and the Bank undertake to perform such duties and only such duties as are specifically set forth in the Deposit Agreement, and no implied covenants or obligations will be read into the Deposit Agreement against the Depositary or the Bank or their respective agents. Without limitation of the foregoing, neither the Depositary, its controlling persons, nor any of its agents, nor the Bank, its controlling persons, nor any of its agents shall be (a) under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of this Receipt that in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required (and no Custodian shall be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary), or (b) liable for any action or inaction by it in reliance upon the advice of or information from legal counsel (including internal legal counsel), accountants, any person presenting Shares for deposit, any Holder or any other person believed by it in good faith to be competent to give such advice or information. The Depositary, its controlling persons, its agents, any Custodian and the Bank, its controlling persons and its agents may rely and shall be protected in acting upon any written notice, request, or other document believed by it to be genuine and to have been signed or presented by the proper party or parties. The Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, for the manner in which any such vote is cast or the effect of any such vote provided that any such action or omission is in good faith and in accordance with the terms of the Deposit Agreement.

        (20) Resignation And Removal of the Depositary; Appointment of Successor
             -------------------------------------------------------------------
Depositary. The Depositary may at any time resign as Depositary under the
----------
Deposit Agreement by written notice of its election so to do delivered to the Bank, such resignation to be effective on the earlier of (i) the 60th day after delivery thereof to the Bank, (whereupon the Depositary shall be entitled to take the actions contemplated in Section 6.02 of the Deposit Agreement) or (ii) upon the appointment by the Bank of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Bank by written notice of such removal which notice shall be effective on the earlier of (i) the 60th day after delivery thereof to the Depositary, (whereupon the Depositary shall be entitled to take the actions contemplated in Section 6.02 of the Deposit Agreement) or (ii) upon the appointment by the Bank of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. In case at any time the Depositary acting hereunder shall resign or be removed, the Bank shall use its best efforts to appoint a successor depositary, which shall be a bank or trust company having an office in the Borough of Manhattan, The City of New York. Every successor depositary shall execute and deliver to its predecessor and to the Bank an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor, but such predecessor, nevertheless, upon payment of all sums due it and on the written request of the Bank shall, (i) execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder, (ii) duly assign, transfer and deliver all right, title and interest to the Deposited Securities to such successor, and (iii) deliver to such successor a list of the Holders of all outstanding Receipts and such other information relating to Receipts and Holders thereof as the successor may reasonably request. Any such successor depositary shall promptly mail notice of its appointment to such Holders.

        Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.

        (21) Amendment Supplement. The form of the Receipts in respect of the
             --------------------
Shares and any provisions of the Deposit Agreement may at any time and from time to time be amended or supplemented by written agreement between the Bank and the Depositary in any respect which they may deem necessary or desirable without the consent of the Holders or Beneficial Owners. Any amendment or supplement which shall impose or increase any applicable fees or charges (other than transfer and registration fees, fees in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses), or which shall otherwise prejudice any substantial existing right of Holders or Beneficial Owners, shall not, however, become effective as to outstanding Receipts until the expiration of 60 days after notice of such amendment or supplement shall have been given to the Holders of outstanding Receipts. The parties hereto agree that any amendments or supplements which (i) are reasonably necessary (as agreed by the Bank and the Depositary) in order for (a) the American Depositary Shares to be registered on Form F-6 under the Securities Act or (b) the American Depositary Shares or Shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any applicable fees, or charges to be borne by Holders, shall be deemed not to prejudice any substantial rights of Holders or Beneficial Owners. Every Holder and Beneficial Owner at the time any amendment or supplement so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment or supplement and to be bound by the Deposit Agreement and the applicable Receipt(s) as amended or supplemented thereby. In no event shall any amendment or supplement impair the right of the Holder to surrender such Receipt and receive therefor the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require amendment or supplement of the Deposit Agreement to ensure compliance therewith, the Bank and the Depositary may amend or supplement the Deposit Agreement and the Receipt at any time in accordance with such changed laws, rules and regulations. Such amendment or supplement to the Deposit Agreement in such circumstances may become effective before a notice of such amendment or supplement is given to Holders or within any other period of time as required for compliance with such laws, rules and regulations.

        (22) Termination. The Depositary shall, at any time at the written
             -----------
direction of the Bank, terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. If 60 days shall have expired after (i) the Depositary shall have delivered to the Bank a written notice of its election to resign, or (ii) the Bank shall have delivered to the Depositary a written notice of the removal of the Depositary, and in either case a successor depositary shall not have been appointed and accepted its appointment as provided in paragraph (20) hereof and Section 5.04 of the Deposit Agreement, the Depositary may terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed for such termination. On and after the date of termination of the Deposit Agreement, the Holder of this Receipt will, upon surrender of such Receipt at the Principal Office of the Depositary, upon the payment of the applicable fees and charges of the Depositary for the surrender of Receipts referred to in paragraph (2) hereof and Section 2.06 of the Deposit Agreement and subject to applicable laws and regulations and to the conditions and restrictions therein set forth, and upon payment of any applicable taxes or governmental charges, be entitled to delivery, to it or upon its order, of the amount of Deposited Securities represented by such Receipt. If any Receipts shall remain outstanding after the date of termination of the Deposit Agreement, the Registrar thereafter shall discontinue the registration of transfers of Receipts, and the Depositary shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, subject to the conditions and restrictions set forth in Section 2.06 of the Deposit Agreement, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, or charging, as the case may be, in each case the applicable fees and charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges or assessments). At any time after the expiration of six months from the date of termination of the Deposit Agreement, the Depositary may and intends to sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in an unsegregated account, without liability for interest for the pro rata benefit of the Holders of Receipts whose Receipts have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement with respect to the Receipts and the Shares, Deposited Securities and American Depositary Shares, except to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case the applicable fees and charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges or assessments). Upon the termination of the Deposit Agreement as to Receipts, the Bank shall be discharged from all obligations under the Deposit Agreement as to the Receipts and the Shares, Deposited Securities and American Depositary Shares except for its obligations to the Depositary under paragraph (10) and (18) hereof, and Sections 5.08 and 5.09 of the Deposit Agreement.

        (23) Compliance with U.S. Securities Laws. Notwithstanding any
             ------------------------------------
provisions in this Receipt or the Deposit Agreement to the contrary, the Bank and the Depositary have each agreed that it will not exercise any rights it has under the Deposit Agreement or this Receipt to prevent the withdrawal or delivery of Deposited Securities in a manner which would violate the United States securities laws, including, but not limited to, Section I A(1) of the General Instructions to the Form F-6 Registration Statement, as amended from time to time, under the Securities Act of 1933.

        (24) Certain Rights of the Depositary; Limitations. Subject to the
             ---------------------------------------------
further terms and provisions of this paragraph (24), the Depositary and its agents, on their own behalf, may own and deal in any class of securities of the Bank and its Affiliates and in Receipts. The Depositary may issue Receipts against evidence of rights to receive Shares from the Bank, any agent of the Bank or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares furnished on behalf of the holder thereof. In its capacity as Depositary, the Depositary shall not lend Shares or Receipts; provided, however, that the Depositary may (i) issue Receipts prior to the
--------  -------
receipt of Shares pursuant to Section 2.02 of the Deposit Agreement and (ii) deliver Shares prior to the receipt and cancellation of Receipts pursuant to
Section 2.06 of the Deposit Agreement, including Receipts which were issued under (i) above but for which Shares may not have been received (each such transaction a "Pre-Release Transaction"). The Depositary may receive Receipts in lieu of Shares under (i) above and receive Shares in lieu of Receipts under (ii) above. Each such Pre Release Transaction will be (a) accompanied by or subject to a written agreement whereby the person or entity (the "Applicant") to whom Receipts or Shares are to be delivered (w) represents that at the time of the Pre-Release Transaction the Applicant or its customer owns the Shares or Receipts that are to be delivered by the Applicant under such Pre-Release Transaction, (x) agrees to indicate the Depositary as owner of such Shares or Receipts in its records and to hold such Shares or Receipts in trust for the Depositary for the benefit of Holders until such Shares or Receipts are delivered to the Depositary or the Custodian, (y) unconditionally guarantees to deliver to the Depositary or the Custodian, as applicable, such Shares or Receipts and (z) agrees to any additional restrictions or requirements that the Depositary deems appropriate, (b) at all times fully collateralized (marked to market daily) with cash, United States government securities or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five (5) business days notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of Receipts and Shares involved in such Pre-Release Transactions at any one time to thirty percent (30%) of the Receipts outstanding (without giving effect to Receipts outstanding under (i) above), provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may also set limits with respect to the number of Receipts and Shares involved in Pre-Release Transactions with any one person on a case by case basis as it deems appropriate. The Depositary shall cease conducting Pre-Release Transactions if and when requested in writing by the Bank. The Depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not the earnings thereon, shall be for the benefit of the Holders (other than the Applicant).

                   (ASSIGNMENT AND TRANSFER SIGNATURE LINES)

         FOR VALUE RECEIVED, the undersigned Holder hereby sell(s), assign(s) and transfers) unto ____________ whose taxpayer identification number is ____________ and whose address including postal zip code ____________, is the within Receipt and all rights and interests represented thereby, and hereby irrevocably constitutes and appoints ____________ attorney-in-fact to transfer said Receipt on the books of the Depositary, with full power of substitution in the premises.

Dated:                                 Name:
        ---------------                     ------------------------------
                                       By:
                                           -------------------------------
                                       Title:
                                             -----------------------------

                                       NOTICE: The signature of the Holder to
                                       this assignment must correspond with the name as written upon the face of the within instrument in every particular, without alteration or enlargement or any change whatsoever.

                                       If the endorsement be executed by an
                                       attorney, executor, administrator,
                                       trustee or guardian, the person executing the endorsement must give his full title in such capacity and proper evidence of authority to act in such capacity, if not on file with the Depositary, must be forwarded with this Receipt.

                                       All endorsements or assignments of
                                       Receipts must be guaranteed by a member
                                       of a Medallion Signature Program approved by the Securities Transfer Association Inc.

SIGNATURE GUARANTEED

--------------------------

                                   EXHIBIT B
                                  FEE SCHEDULE
                      DEPOSITARY FEES AND RELATED CHARGES

All capitalized terms used but not otherwise defined herein shall have the meaning given to such terms in the Deposit Agreement.

        The Company, the Holders, the Beneficial Owners and the persons depositing Shares or surrendering ADSs for cancellation agree to pay the following fees of the Depositary:


--------------------------------------------------------------------------------
    Service                         Rate                     By Whom Paid
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1)   Issuance of ADSs upon       Up to $5.00 per 100      Person for whom
      deposit of Shares           ADSs (or fraction        deposits are made or
      (excluding issuances        thereof) issued.         person receiving
      contemplated by                                      ADSs.
      paragraphs (3)
      (b) and (5)below).
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(2)   Delivery of Deposited       Up to $5.00 per 100      Person surrendering
      Securities, property        ADSs (or fraction        ADSs or making
      and cash against            thereof)                 withdrawal.
      surrender of ADSs.          surrendered.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(3)   Distribution of (a)         No fee, so long as       Person to whom
      cash dividend or (b)        prohibited by the        distribution is made.
      ADSs pursuant to            exchange upon
      stock dividends (or         which the ADSs are
      other free                  listed.  If the
      distribution of             charging of such
      stock).                     fee is not
                                  prohibited, the
                                  fees specified in
                                  (1) above shall be
                                  payable in respect
                                  of a distribution
                                  of ADSs pursuant to
                                  stock dividends (or
                                  other free
                                  distribution of
                                  stock) and the fees
                                  specified in (4)
                                  below shall be
                                  payable in respect
                                  of distributions
                                  of cash.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(4)   Distribution of cash        Up to $2.00 per 100      Person to whom
      proceeds (i.e., upon        ADSs (or fraction        distribution is made.
      sale of rights and          thereof) held.
      other entitlements).
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(5)   Distribution of ADSs        Up to $5.00 per 100      Person to whom
      pursuant to exercise        ADSs (or fraction        distribution is made.
      of rights to purchase       thereof) issued.
      additional ADSs.
--------------------------------------------------------------------------------

      In addition, Holders will pay (i) taxes (including applicable interest and penalties) and other governmental charges, (ii) such registration fees as may from time to time be in effect for the registration of transfers of Shares generally on the share register of the Bank or its appointed agent for the registration of transfer and accordingly applicable to transfers of Shares to the name of the Depositary or its nominee or a Custodian or its nominee or the person making a withdrawal, on the making of deposits pursuant to Section 2.02 or withdrawals pursuant to Section 2.06 of this Deposit Agreement, (iii) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in this Deposit Agreement to be at the expense of persons depositing or withdrawing Shares or Holders and Beneficial Owners of ADSs, (iv) such applicable fees, customary expenses and charges as are incurred by the Depositary in the conversion of Foreign Currency pursuant to Section 4.08 of the Deposit Agreement, (v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, Deposited Securities, ADSs and ADRs; and (vi) such fees and expenses as are incurred by the Depositary, if any, in delivery of Deposited Securities.

      The Bank after consultation and agreement between the Depositary and the Bank as to the amount and nature of any other charges, will pay those other applicable fees and charges of the Depositary and those of any Registrar, if any, plus reasonable out-of-pocket expenses in accordance with written agreements entered into between the Depositary and the Bank from time to time.

                        (e) Certification under Rule 466

                          Certification Under Rule 466


The Depositary, Citibank, N.A., represents and certifies the following:

(1) That it previously had filed Registration Statement on Form F-6 (Banco Bradesco S.A., File No. 333-13950) which the Commission declared effective, with terms of deposit identical to the terms of this Post-Effective Amendment No. 1 to Registration Statement (except for the number of Banco Bradesco S.A. Non-Voting Preferred Shares represented by each Banco Bradesco S.A. American Depositary Share).

(2) That its ability to designate the date and time of effectiveness under Rule 466 has not been suspended.


                          Citibank, N.A., as Depositary





                          By:    /s/ Frettra M. Miller
                               ---------------------------------------
                          Name: Frettra M. Miller
                          Title: Senior Vice President
                          Date: 3/19/04